As filed with the Securities and Exchange Commission on
, 2006
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.
FORM SB-2/A
Amendment No. 2 to
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

(Name Of Small Business Issuer in its charter)

Delaware	7389	13-4167393
(I.R.S. Employee	(State of Jurisdiction)	(Primary Standard Industrial
Identification No.)		Classification Code Number

80 Wall Street, Suite 815
New York, New York 10005
(212) 344-1600

(Address and telephone number of principal executive offices and principal place of business)

Andrea I. Weinstein, Esq.
80 Wall Street, Suite 815
New York, New York 10005
(212) 344-1600

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

Copies of all communications to:

Joel Schonfeld, Esq.; Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005
(212) 344-1600/Fax: (212) 480-0717

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Amount Being Registered	Proposed Maximum Offering Price per Share Offering Price (1)	Proposed Maximum Aggregate	Amount of Registration Fee

Shares Common Stock $0.01 par value per share Held by Selling Shareholders	3,395,263	$0.38	$1,290,199.90	$138.05
Total	3,395,263	$0.38	$1,290,199.90	$138.05
______________________________________________________________________________

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities and Exchange Act of 1933 based upon the average of the bid and asked prices of the common stock on the OTC Bulletin Board on November 20, 2006, which was $0.38.

INFORMATION REQUIRED BY ITEMS OF FORM SB-2

Cross Reference Sheet
Showing The Location In Prospectus Of

PART I	INFORMATION REQUIRED IN PROSPECTUS	ITEM NO.

1.	Front of Registration Statement	Front of Registration
	and Outside Front Cover of	Statement and outside
	Prospectus	front cover of Prospectus

2.	Inside Front and Outside Back	Inside Front Cover Page
	Cover Pages of Prospectus	of Prospectus and Outside
Front cover Page of Prospectus

3.	Summary Information and Risk	Prospectus Summary;
	Factors	High Risks Factors

4.	Use of Proceeds	Not Applicable

5.	Determination of Offering Price	Prospectus Summary-
Determination of
Offering Price; High
Risk Factors

6.	Dilution	Not Applicable

7.	Selling Security Holders	Selling Share Holders

8.	Plan of Distribution	Selling Shareholders and
Plan of Distribution

9.	Legal Proceedings	Legal Proceedings

10.	Directors, Executive Officers,	Management
Promoters and Control Persons

11.	Security Ownership of Certain	Principal Stockholders
Beneficial Owners and Management

12.	Description of Securities	Description of Securities
13.	Interest of Named Experts and Counsel	Legal Opinions; Experts

14.	Disclosure of Commission Position	Statement as to
	on Indemnification	Securities Act Liabilities

15.	Organization Within Last	Management, Certain
	Five Years	Transactions
16.	Description of Business	Business

17.	Management's Discussion and	Management's Discussion
	and Analysis or Plan of	and Analysis of Financial
	Operation	Condition

18.	Description of Property	Property

19.	Certain Relationships and Related	Certain Relationships and
	Transactions	Related Transactions

20.	Market for Common Stock and	Prospectus Summary
	Related Stockholder Matters	Market for Registrant's
Common Stock and Related
Stockholders Matters

21.	Executive Compensation	Executive Compensation

22.	Financial Statements	Financials Statements

23.	Changes in and Disagreements	Not Applicable
with Accountants on Accounting and
Financial Disclosure

PART II	INFORMATION NOT REQUIRED IN PROSPECTUS	ITEM NO.

24.	Indemnification of Officers and Directors	Indemnification of Officers and Directors
Officers and Directors
25.	Other Expenses of Issuance and Distribution	Other Expenses of Issuance and Distribution

26.	Recent Sales of Unregistered Securities	Recent Sales of Unregistered Securities

27.	Exhibits	Exhibits

28.	Undertakings	Undertakings

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

Hotel Outsource Management International, Inc., is offering for sale 3,395,263 shares of common stock currently held by certain selling shareholders. The selling shareholders may sell at market prices or at privately negotiated prices. HOMI’s common stock is currently traded on the over-the-counter bulletin board under the symbol HOUM.OB. On November 20, 2006, the last reported sale price of our common stock was 0.38. This offering will continue until the shareholders are advised otherwise. HOMI undertakes to keep the prospectus evergreen. There are no minimum purchase requirements. There are no arrangements to place the funds in an escrow trust or other account.

Hotel Outsource Management International, Inc. will not receive any proceeds from this offering. The shares may be sold from time-to-time by the selling shareholders. WE URGE YOU TO READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 ALONG WITH THIS PROSPECTUS BEFORE YOU MAKE YOUR INVESTMENT DECISION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

THE DATE OF THIS PROSPECTUS IS, ____________, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

Hotel Outsource Management International, Inc.

Hotel Outsource Management International, Inc. (“we,” “us,” “our” or “HOMI”) is a holding company for several subsidiaries which distribute, market and operate computerized mini-bars in hotels located in Israel, the United States, Europe, and South Africa. Hotel Outsource Management International, Inc. and its subsidiaries may collectively be referred to as HOMI. HOMI was incorporated in Delaware on November 9, 2000 under the name Benjamin Acquisitions, Inc.

Our activities focus primarily on outsource operations and servicing of computerized mini-bars located in upscale hotels throughout the world.

We have been doing business since 1997. The current corporate structure, in which we are a holding company for various wholly and majority owned subsidiaries around the world, has been in place since 2001. Our common stock has been listed on the Over-the-Counter Bulletin Board, or “OTC Bulletin Board” since February 2004 under the symbol “HOUM.OB.”

The principal offices of HOMI are located at 80 Wall Street, Suite 815, New York, New York 10005.

Our Strategy

It is our objective to continue to increase the number of minibars which we manage in hotels, using the various business models which we have developed, in accordance with each customer’s needs.

We intend, among other things, to expend our activities in those hotels in which a minibar system is already installed and operational. These situations allow us to begin operating and/or servicing the minibars without incurring the time or cost of purchasing and installing the minibars.

Our activities currently focus on North America, Europe, South Africa and the Asia Pacific regions. It is our intention to take our activities into additional territories and regions, as well as consolidating and increasing our business in the regions in which we are already active. We believe that there are growth opportunities in new markets, and that by implementing the same models that have been successful for us in our current markets, we will be able to replicate our success in these other regions also.

The Offering

HOMI is offering 3,395,263 shares of common stock by selling shareholders. The selling shareholders may sell their securities at market prices or through privately negotiated transactions. We will not receive any proceeds from the sale of common stock by the Selling Stockholders HOMI has not yet determined a termination date for this offering. HOMI will notify the shareholders of a termination date, and will keep the prospectus current.

Risk Factors

The securities offered hereby are highly speculative and involve a high degree of risk. Carefully review and consider the factors set forth under "Risk Factors" as well as all other information contained herein.

RISK FACTORS

1. We are dependent on a small number of customers for a large percentage of our business.

In 2005, our three largest customers provided 33.7% of our sales revenues, and in 2004, our three largest customers provided 45.4% of our sales revenues. While our dependence on these customers is decreasing, the loss of any of these customers would cause a large decrease in our sales revenues and negatively effect our ability to operate.

2. We depend on key personnel, the loss of whom could adversely affect our ability to perform, market our company and obtain contracts with major hotels.

Our success is substantially dependent on the performance of our executive officers, Jacob Ronnel and Ariel Almog. The loss of the services of either of these executive officers could have a material adverse effect on our business, results of operations and financial condition. In addition to being executive officers of HOMI, Mr. Ronnel and Mr. Almog are executive officers of most of our subsidiaries. Competition for senior management, marketing personnel and other employees is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Failure to successfully manage our personnel requirements could cause a decrease in sales and revenues. While we intend to purchase key person life insurance for our executive officers, currently we do not have any such insurance.

3. The economy of the hospitality industry is uncertain; a downturn could decrease our opportunities for contracting with new hotels.

HOMI's revenues are dependent in large part on the continued growth and profitability of the lodging industry, which, in turn, is dependent on levels of travel, tourism and business entertaining. There can be no assurance that profitability and growth will be achieved. The September 11, 2001 terrorist attacks and the crisis in the Middle East have had an adverse effect on the hospitality industry in the United States and the Middle East, and could continue to impact the business through the foreseeable future. This weakness could effect hoteliers' decision to install our mini-bars, which could materially adversely affect HOMI's business, operating results and financial condition.

4. We have no patent or copyright protection, allowing other companies to create potentially competing projects.

Currently, HOMI purchases all of the computerized mini-bars it uses in its operations from Bartech Systems International, Inc. (“Bartech” or “BSI”). As such, BSI's failure to provide us with the requested number of mini-bars could cause us to be unable to fulfill our existing contracts or enter into new contracts. BSI holds no registered patents or copyrights and has not filed any such applications with respect to its technology. As a result, there can be no assurance its products will not be duplicated or that BSI will be able to protect its proprietary knowledge. Further, there can be no assurance that any patents or copyrights will be applied for or issued, or, if issued, would provide BSI with meaningful protection from competition. As a result, there is a risk that other companies may create similar products which could compete directly with the products HOMI markets. Such competition could result in a decrease in HOMI's revenues. Further, there can be no assurance that the BSI products marketed and operated by HOMI will not be found to infringe on any patent or copyright held by other third parties. In the event that any such products are found to so infringe, BSI could be required to seek a license with respect to such patented or copyrighted technology or incur substantial costs to redesign the infringing products, which could cause BSI to raise its fees and cut into HOMI's profit margin.

5. Failure of BSI to provide us with business referrals and/or sufficient minibars to fulfill future contractual obligations could result in our failure to enter into new agreements.

BSI’s failure to provide HOMI with sufficient minibars to fulfill new contractual obligations could result in HOMI breaching agreements, which could cause it to lose money and goodwill in the hospitality industry. It would also prevent HOMI’s business from growing and its revenues from increasing. Additionally, pursuant to an agreement between Hila International, Inc., a wholly owned subsidiary of HOMI; HOMI and BSI dated September 23, 2001, BSI is to use its best efforts to provide business referrals to HOS, a corporation owned 70% by HOMI (through Hila) and 30% by BSI. Failure to do so could result in HOS’s inability to enter into agreements with additional hotels.

7. In our outsource operations, we depend on the hotels' timely payment of our share of the mini-bar revenues, the failure of which could harm our credit, cash flow and corporate growth.

An integral part of our outsource operation program is the collection of revenues from our mini-bars by the host hotel, and then the allocation of such revenues between HOMI and the hotel. As a result, we depend on each hotel's timely and accurate collection of revenues. To the extent we depend upon our revenues to pay our expenses and/or fund our growth, hotels' failure to timely and/or accurately remit payment could adversely affect our credit, cash flow and expansion opportunities.

8. We may need, and may be unable to obtain, additional financing which could force us to slow down or suspend our operations.

HOMI needs to continue to market its products and services in order to expand its operations. We believe that we have sufficient capital to meet our needs for working capital and capital expenditures for at least the next 12 months. After 12 months we may need to raise additional funds through a private or public offering of securities for marketing. Further, we will need to finance the purchase of additional mini-bars as we grow and enter into new outsourcing operation agreements. There can be no assurance that additional capital will be available on acceptable terms. As such, we may not be able to fund our future operations, adequately promote its procedures, develop or enhance services or respond to competitive pressures. Any such inability could adversely effect our ability to enter into new contracts which would prevent us from growing the company.

9. There is potential litigation and/or arbitration between HOMI and BSI.

We believe that BSI has breached the Stockholders Agreement between BSI, HOMI and Hila dated September 23, 2001. Pursuant to this agreement, BSI is obligated to use its best efforts to cause HOS to succeed. HOMI believes that BSI has not fulfilled such obligation and in July 2006, Hila filed a Demand for Arbitration, and Statement of Claim with the American Arbitration Association. The claim is based on Hila’s allegation that BSI breached a Stockholders Agreement between Hila and BSI dated October 2001. Hila is seeking an award of its actual damages of $500,000, together with interest thereon, costs, disbursements and legal fees, as well as termination of the Stockholders’ Agreement and cancellation of Bartech’s equity shares in HOS. This could result in the cessation of BSI providing Bartech minibars to HOMI, and could force HOMI and HOS to find another manufacturer of minibars comparable in cost and quality to Bartech minibars.

10. The company may have violated Section 5 of the Securities Act of 1933.

Between November 2005 and February 2006, HOMI engaged in an offering of its securities to existing shareholders. The Company offered 6,000,000 shares of its common stock at $0.25 per share. Shareholders were offered the opportunity to purchase 1 share of HOMI common stock for each 5.028 shares held by such shareholder. The entire offering was subscribed, and HOMI raised $1,500,000. In conducting this offering, HOMI relied on Section 4(2) and Rule 506. However, these exemptions may not have been available to HOMI. In the event the exemptions were not available to HOMI, it is possible that HOMI may have violated Section 5 of the Securities Act. As a result, HOMI may be subject to contingent rescission liability from those investors who participated in the private placement which liability could equal $1,500,000 plus interest.

CAPITALIZATION

The following table sets forth the capitalization at September 30, 2006. This table should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

September 30, 2006

(In thousands)

Notes payable to shareholder - long term	200

Stockholders' equity:

Common stock, $.001 par value;
authorized 105,000,000 shares, issued and
outstanding 39,967,937 shares;	40

Preferred stock, $.001 par value
authorized 5,000,000 shares; issued and
outstanding 0 shares	0

Additional paid-in capital	7,585

Accumulated other Comprehensive Loss	4

Accumulated deficit	(2,661)

Total stockholders' equity	4,968

Total capitalization	5,168

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock Price Range

Our common stock began trading on the Over-the-Counter Bulletin Board in February
2004 under the symbol “HOUM.OB”

The following table shows, for the periods indicated, the range of high and low bid information for our common stock as reported by the Over-the-Counter Bulletin Board. Any market for our common stock should be considered sporadic, illiquid and highly volatile. Prices reflect inter-dealer quotations, without adjustment for retail markup, markdowns or commissions, and may not represent actual transactions. Our common stock’s trading range during the periods indicated is as follows:

Fiscal Year 2004	High	Low

1st Quarter	$1.10	$1.00
2nd Quarter	$1.50	$0.48
3rd Quarter	$0.80	$0.48
4th Quarter	$0.80	$0.45

Fiscal Year 2005

1st Quarter	$0.75	$0.48
2nd Quarter	$1.01	$0.41
3rd Quarter	$1.18	$0.30
4th Quarter	$1.28	$0.36

Fiscal Year 2006

1st Quarter	$0.50	$0.35
2nd Quarter	$0.58	$0.37
3rd Quarter	$0.46	$0.37

As of November 20, 2006, there were 39,967,937 shares of common stock issued and outstanding and approximately 130 holders of record of our common stock.

Dividend Policy

We have neither declared nor paid any dividends on our common stock since our inception. Presently, we intend to retain our earnings, if any, to provide funds for expansion of our business. Therefore, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, along other things, future earnings, our operating and financial condition, our capital requirements, debt obligation agreements, general business conditions and other pertinent facts.

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition as of and for the year ended December 31, 2005, the year ended December 31, 2004 and as of September 30, 2006 and the nine month periods ended September 30, 2006 and 2005. The following discussion should be read in conjunction with our financial statements included in our 2005 Form 10-KSB and our September 30, 2006 Form 10-QSB.

Forward-Looking Statements

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or out industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with accounting principles generally accepted in the United States of America. In this annual report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.

As used in this yearly report, the terms "we", "us", "our", the “Company” and "HOMI" mean Hotel Outsource Management International, Inc. and its subsidiaries, unless otherwise indicated.

Critical Accounting Policies

In connection with the issuance of Securities and Exchange Commission FR-60, the following disclosure is provided to supplement the Company’s accounting policies in regard to significant areas of judgment. Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. These estimates also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our financial statements than others.

Revenue recognition, Accounts Receivable and Allowance for Doubtful Accounts

Revenues from product sales derived from outsource activity under the exclusive long-term revenue sharing agreements with hotels, net of the hotel’s portion, and revenues from disposal of minibars are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") and SAB No. 104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectibles is probable.

Our payment terms are normally net 15 days from invoicing. We evaluate our allowance for doubtful accounts on a regular basis through periodic reviews of the collectibility of the receivables in light of historical experience, adverse situations that may affect our customers’ ability to repay, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. We perform ongoing credit evaluations of our customers and generally do not require collateral because (1) we believe we have certain collection measures in-place to limit the potential for significant losses, and (2) because of the nature of customers comprising our customer base. Accounts receivable are determined to be past due based on how recently payments have been received and bad debts are charged in the form of an allowance account in the period the receivables are deemed uncollectible. Receivables are written off when we abandon our collection efforts. To date, we have not experienced any material losses. An allowance for doubtful accounts is provided with respect to those amounts that we have determined to be doubtful of collection. No allowance was deemed necessary as of December 31, 2005 and 2004 and or September 30, 2006 or 2005.

Long-Lived Assets

Critical Accounting Estimate - Long Lived Assets

    We assess the recoverability of the carrying value of long-lived assets periodically. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flow, the carrying value is reduced to its estimated fair value. The determination of cash flow is based upon assumptions and forecasts that may not occur. The Company has completed its impairment tests for December 31, 2005 and September 30, 2006 and has concluded that no impairment losses are necessary. With respect to this matter, our investment in BSI is accounted for using the cost method because we cannot exercise significant influence over the operations of such entity. As a result of the use of this method, the cost of the investment is not adjusted for any losses and/or income incurred by BSI; rather the investment carrying value is recorded at cost and not adjusted unless the recoverability of such investment is deemed to be impaired. BSI incurred a significant net loss in 2005 (which was prior to the date of our investment) and we believe BSI has continued to incur losses in 2006. While we believe the carrying value of the investment is recoverable at September 30, 2006, the possibility remains that impairment indicators will arise in the future, which may cause us to re-evaluate this conclusion As of September 30, 2006, the investment had a carrying value of approximately $1,700,000.

Overview

HOMI was incorporated under the laws of Delaware on November 9, 2000. HOMI and its subsidiaries are engaged in the distribution, marketing and operation of computerized minibus in hotels located in Israel, Europe, South Africa, Australia and the United States. Our common stock has been listed on the Over-the-Counter Bulletin Board, or "OTC Bulletin Board" since February 2004 under the symbol "HOUM.OB."

In April 2003, we signed a ten year agreement with Bartech pursuant to which we have agreed to use Bartech’s minibars exclusively in all hotels for which we provide outsource services (assuming Bartech has operations in such locales). Bartech has agreed to forego referring outsource leads in the United States to any entity other than us and will not, without our consent, knowingly sell, rent or license its minibars in the United States to any person who intends to use them to provide outsource services for hotels; provided, that Bartech may refer outsource leads or sell, rent or license minibars to hotels (i) which have pre-existing relationships with outsource vendors other than us, or (ii) to which we are not able or not willing to provide such services. We purchase the minibars at a 15% discount from Bartech’s then current US price list. The mini-bars purchased from Bartech contain proprietary software, sensors and an interface with a hotel's property management system. They also interface with hotel computers to track items removed from the mini-bars, which can decrease losses from hotel mini-bars. We believe these mini-bars also enhance efficiency and reduce labor costs.

As a result of the above, we are dependent upon Bartech to provide minibars built to client specifications. Any failure by Bartech to do so, or to supply the minibars in a timely and satisfactory manner, as well as any termination of various exclusivity agreements between the parties, could adversely affect our consolidated financial position or results of operations.

We have contractual obligations to hotels in regard to operating our mini-bars in hotel rooms. We believe our technologically advanced computerized mini-bars materially improve the performance of a hotels mini-bar departments, thereby improving the hotel’s bottom line.

Several hotels have been granted a contractual purchase option which allows them to purchase and operate the minibars during the agreement period and receive a reduction in the purchase price relative to the term of the operating agreement that has already elapsed.

Our revenues are primarily derived from the purchase and operation of these mini-bars through our outsource operation program, and by operating “installed base” mini-bars; a program in which mini-bars owned by a hotel are managed by HOMI in exchange for a percentage of revenues from the mini-bars. As of September 30, 2006, HOMI operated approximately 7,800 Bartech mini-bars in 22 hotels.

Expenses incurred in our outsource operations result primarily from the following:

(1)
Depreciation expense arising from the purchase of the Bartech computerized mini-bars. Prior to January 1, 2005, the mini-bars were being depreciated based on the terms of our contracts with our hotels, which generally range from 8-10 years. Subsequent to such date, we have begun to depreciate all of our mini-bars over a period of 10 years.

(2)
Other cost of revenues arising from the purchase of the products to be placed in the mini-bars. We purchase these products from various vendors. Sometimes the hotel will purchase the alcoholic beverages to be placed in the mini-bars and we reimburse the hotel for such purchases;

(3)	Employee compensation and benefits arising from labor costs of the mini-bar attendants, as well as maintenance, management, administration and marketing;

(4)	Interest and other financing expenses arising from indebtedness and foreign currency translation adjustments.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Revenues

For the years ended December 31, 2004 and 2005, HOMI had revenues of $1,647,000 and $2,814,000 respectively, an increase of $1,167,000 or 70.9%. These revenues come from the sale of products in the mini-bars. According to our agreements with hotels in which we conduct our outsource programs, the hotels, which collect the revenues generated from our mini-bars, deduct their portion of the revenues before distributing the remainder to us. The increase in sales is the result of HOMI's commencement of outsource operations in several new hotels in the United States and Europe.

  As we increase the number of hotels in which we operate, our operations become increasingly diversified. For the year ended December 31, 2005, our three largest customers accounted for 33.7% of our total revenues, whereas in 2004 our three largest customers collectively comprised of 45.4% of our total revenues.

As of December 31, 2005 and 2004, HOMI, through its operating subsidiaries had outsource operation programs to provide and operate mini-bars as follows:

Location	Percentage of Revenues
	2005	2004

United States of America	41%	42%
Europe	23	10
Israel	20	26
South Africa	16	22
Totals	100%	100%

Cost Of Revenues

Cost of Revenues, before consideration of depreciation expense, for the years ended December 31, 2004 and 2005 were $797,000 and $1,174,000 respectively, an increase of $377,000 or 47.3%, as a result of an increase in revenues. As a percentage of gross revenues, other cost of sales decreased from 48.4% in 2004 to 41.7% in 2005. This decline was because a portion of these costs are fixed in nature and do not fluctuate in direct proportion to any changes in revenue. Depreciation expense for the years ended December 31, 2004 and 2005 was $362,000 and $418,000, respectively, an increase of $56,000, or 15.5% as a result of increased property and equipment balances resulting from additional hotels we had under contract at December 31, 2005 compared to December 31, 2004. However, as a percentage of revenues, depreciation expense decreased. The increase in depreciation would have been approximately $121,000 if we had not changed the estimated useful lives of our minibars effective January 1, 2005.

Gross Profit

Gross profit increased from $488,000 to $1,222,000, or 150% for the years ended December 31, 2004 and 2005, respectively. As a percentage of revenue, gross profit margins increased from 30% to 43.4% respectively, due to the reasons mentioned in Cost of Revenues.

Operating Expenses

General and administrative expenses increased from $960,000 to $975,000, or 1.6% for the years ended December 2004 and 2005. As a percentage of revenues, general and administrative expenses decreased from 58.3% to 34.6%, which decrease is a result of certain general and administrative expenses being fixed in nature (and therefore they do not fluctuate in direct proportion to any change in revenues.)

Selling and Marketing expenses decreased slightly from $243,000 to $240,000, or 1.3%.

Operating loss decreased from $715,000 for the years ended December 31, 2004 to operating profit of $7,000 for the similar period in 2005. Operating (loss) profit as a percentage of revenues decreased from 43.4% to a profit of 0.2%.

Interest And Foreign Currency Translation Expenses, Net

For the years ended December 31, 2004 and 2005 we had $67,000 and $318,000 in interest and financial expenses, respectively, an increase of $251,000, or 374.6%. This increase was due primarily to currency exchange differences which resulted from the devaluation of the South African Rand in comparison to the US Dollar, and increased indebtedness (primarily arising from the Solog agreement discussed under Liquidity and Capital Resources below.) In addition, interest expense increased because we recognized $52,000 of interest expense on shareholder loans that were not outstanding at December 31, 2004.

Other Income (Expense)

For the year ended December 31, 2004 we had other expenses of $2,000, and for the year ended December 31, 2005, we had other income of $122,000, primarily from the gain on the sale of certain mini-bars resulting from a contract cancellation by a hotel.

Net Loss

As a result of the above, net loss decreased from $732,000 to $128,000, a decrease of 472% for the year.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have been dependent on investment capital as our primary source of liquidity. We had an accumulated deficit at December 31, 2005 of $2,423,000. During the years ended December 31, 2005 and 2004, we incurred respective net losses of approximately $128,000 and $732,000.

Investing and operating activities have historically been funded through our financing activities, which provided cash of approximately $1,300,000 and $1,900,000 during the respective years ended December 31, 2005 and 2004. During such periods, this cash was generated primarily as a result of equity infusions of $1,051,000 and $1,508,000, respectively from a financing agreement we entered into with Horizon Challenges Investment Company, Ltd., formerly known as Solog Mifalei Srigah Ltd. in March 2005 which resulted in gross proceeds of $1,100,000 to us.

On December 31, 2005, HOMI had long term notes of $2,282,000 (including $1,067,000 from shareholders), $279,000 current maturities, and no short-term bank credit. In the first quarter of 2006, approximately $650,000 of shareholder loans were converted to common stock as part of a rights offering which resulted in equity increasing by $1,500,000.

        On November 30, 2006, we had cash and cash equivalents of approximately $483,000 and other short-term bank deposits of $39,300 and we believe that we have sufficient cash and cash equivalents to finance our current operations for the next twelve months, and to pay the remaining $100,000 we owe as a result of our decision to purchase certain common stock of BSI from a BSI shareholder. However, in the event we are able to expand our operations, and/or elect to make additional cash investments, we will in all likelihood have to obtain additional debt and/or equity capital.

International Tax Implications

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

The South African subsidiary is subject to a 29% corporate tax rate. HOMI’s United States subsidiary is subject to a 15% -35% corporate tax rate. Subsidiaries in Europe are subject to 35% - 45% corporate tax rate (in Germany, corporate and business tax calculation is based on company’s EBITDA).

Pursuant to the Income Tax (Inflationary Adjustments) Law - 1985, results for tax purposes in Israel are measured in real terms, in accordance with changes in the Israeli Consumer Price Index.

As of December 31, 2005 HOMI Israel Ltd. a subsidiary in Israel had approximately $605,000 of Israeli net operating loss carry forwards. The loss carry forwards in Israel have no expiration date.

As of December 31, 2005, HOMI and HOS had approximately $1,656,000 net operating loss carry forwards. Utilization of US net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization. As of December 31, 2005 the South African subsidiary had net operating loss carry forwards of $227,000, and the Luxembourg and Malta subsidiaries had net operating loss carry forwards of $72,000 and $5,000, respectively.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2005.

Revenues

For the nine month periods ended September 30, 2006 and 2005 we achieved revenues of $2,339,000 and $2,087,000, respectively. These revenues arise primarily from the sale of products in the mini-bars. According to our agreements with hotels in which we conduct our outsource programs, the hotels, which collect the revenues generated from our mini-bars, deduct their portion of the revenues before distributing the remainder to us. The increase in revenues is the result of our commencement of outsource operations in several new hotels in Malta , Australia and U.K. For the nine month periods ended September 30, 2006 and 2005, the geographic concentration of our revenues were as follows:

Location	Percentage of Revenues
	2006	2005

United States of America	36	39
Europe	32	27
Israel	18	19
South Africa	14	15

Totals	100%	100%

Cost Of Revenues

Depreciation expenses for the nine month periods ended September 30, 2006 and 2005 were $413,000 and $317,000, respectively, an increase of $96,000 or 30.2%. This increase was due to our increased property and equipment balances resulting from additional hotels that we have under contract at September 30, 2006 compared to September 30, 2005.

Other costs of revenues for the nine months ended September 30, 2006 and 2005 were $964,000 and $826,000 respectively, an increase of $138,000 or 16.7%. The increase resulted because of the aforementioned increase in revenues, however as a percentage of sales, other costs of revenues remained almost the same: approximately 41.2% during the nine months ended September 30, 2006; and 39.6% during the nine months ended September 30, 2005.

Gross Profit

Gross profit increased from $944,000 to $962,000 for the nine month periods ended September 30, 2005 and 2006, respectively. Gross profit margins decreased from 45.2% to 41.1% because of expenses incurred in commencing operations in Australia and U.K.

Operating Expenses

General and administrative expenses increased from $699,000 for the nine months ended September 30, 2005 to $730,000 for the same period in 2006, an increase of 4.4%. This increase resulted primarily from expansion to two new areas - Australia and the United Kingdom. As a percentage of revenues, general and administrative expenses decreased from 33.4% for the nine month periods ended September 30, 2005 to 31.2% for the same period in 2006. For the nine month period ended September 30, 2006, selling and marketing expenses decreased to $178,000 from $197,000 for the corresponding period of the preceding fiscal year.

Interest And Foreign Currency Translation Expenses, Net

For the nine months ended September 30, 2006 and 2005, we incurred interest and foreign currency translation expenses of approximately $190,000 and $237,000, respectively; a decrease of $47,000. The decrease resulted primarily from a current year reduction in interest expense that arose from the shift between loans and equity that occurred upon completion of our private placement in the first quarter of the current fiscal year when debt of approximately $639,000 was converted to common stock. In addition, we have raised cash from various other sales of stock that has reduced our need for debt capital.

Other Income

Other income was $22,000 and $109,000 during the respective nine month periods ended September 30, 2006 and 2005. Other income during the nine months ended September 30, 2005 resulted from the gain on sale of certain mini-bars as a result of a contract cancellation by a hotel. The other income in 2006 resulted from interest income earned and received on a previous Customs and VAT dispute from the South African government. Receipt of this interest was considered to be a gain contingency in the past.

Net Loss

The above factors resulted in an increase in our net loss from $46,000 during the nine months ended September 30, 2005 to $238,000 for the nine months ended September 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have been dependent on investment capital as our primary source of liquidity. We had an accumulated deficit at September 30, 2006 of $2,661,000.  During the nine months ended September 30, 2006, we incurred a net loss of $238,000, primarily because such amount included approximately $413,000 of depreciation and amortization expense. We generated cash from operations of approximately $348,000 during such time period.

       During the nine months ended September 30, 2006 and 2005, we used cash of approximately $757,000 and $1,334,000 respectively for investing activities. This cash was used primarily for the purchase of mini-bars for Australia to purchase the shares of one of BSI’s common stockholders.

       Investing and operating activities have primarily been funded through our financing activities, which resulted in cash of approximately $470,000 and $1,404 during the respective nine month periods ended September 30, 2006 and 2005. During the nine months ended September 30, 2006 this cash was generated primarily as a result of equity infusions of $1,066,000 and from a financing agreement we entered into with Solog Mifalei Srigah Ltd. in March 2005 which resulted in gross proceeds of $1,100,000 to us whereas during the nine months ended September 30, 2006, cash generated by financing activities primarily arose from equity infusions of $927,000.

       On September 30, 2006, we had long term liabilities of $1,233,000 which included loans from banks, shareholders and Solog Mifalei Srigah Ltd. The total amount of shareholders loans as of September 30, 2006 was $248,000 of which $48,000 are short-term.

       On November 30, 2006 we had cash and cash equivalents of approximately $483,000 and other short-term bank deposits of $39,300 and we believe that we have sufficient cash and cash equivalents to finance our current operations for the next 12 months, and to pay the remaining $100,000 we owe as a result of our decision to purchase certain common stock of BSI from a BSI shareholder. However, in the event we are able to expand our operations, and/or elect to make additional cash investments, we will in all likelihood have to obtain additional debt and/or equity capital.

OFF BALANCE SHEET ARRANGEMENTS

       We have no significant off-balance sheet arrangements.

INFLATION

       We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

Foreign Exchange

Since most of our revenues are in U.S. Dollars, HOMI is not affected by fluctuations in foreign exchange rates.

BUSINESS
General

Hotel Outsource Management International, Inc. is a holding company for several subsidiaries which distribute, market, and operate computerized mini-bars in hotels located in Israel, the United States, Europe, Australia and South Africa. Hotel Outsource Management International, Inc. and its subsidiaries may collectively be referred to as HOMI. HOMI was incorporated in Delaware on November 9, 2000 under the name Benjamin Acquisitions, Inc.

Our core activities focus primarily on outsource operation and servicing of computerized mini-bars located in upscale hotels throughout the world.

We believe that by using technologically advanced computerized minibars, we are able to materially improve the performance of a hotel’s minibar departments, thereby improving its bottom line.

For some years now, the hotel industry has been focusing on outsourcing many of the functions related to its key activities, in order to increase efficiency and lower fixed costs. We offer our customers a number of solutions that are designed to meet this need, in relation to the minibar departments, ranging from consultation and supervision services, all the way to full outsource installation and operation arrangements.

Whether we are consulting to the hotel, or managing the entire minibar department, we focus on hands-on, expert and dedicated management, on-site supervision, and disciplined implementation of specialized procedures which we have developed, in order to achieve our goals and improve the department’s performance.

Using these methods, we already manage many thousands of minibars for our customers, who are spread over five continents around the world.

We have been doing business since 1997 through various subsidiaries. The current corporate structure, in which we are a holding company for various wholly and majority owned subsidiaries around the world, has been in place since 2001.Our common stock has been listed on the Over-the-Counter Bulletin Board, or "OTC Bulletin Board" since February 2004 under the symbol "HOUM.OB."

Our Growth Strategy

It is our objective to continue to increase the number of minibars which we manage in hotels, using the various business models which we have developed, in accordance with each customer’s needs.

We intend, among other things, to expand our activities in those hotels in which a minibar system is already installed and operational. These situations allow us to begin operating and/or servicing the minibars without incurring the time or cost of purchasing and installing the minibars.

Our activities currently focus on North America, Europe, South Africa and the Asia Pacific regions. It is our intention to take our activities into additional territories and regions, as well as consolidating and increasing our business in the regions in which we are already active. We believe that there are growth opportunities in new markets, and that by implementing the same models that have been successful for us in our current markets, we will be able to replicate our success in these other regions also.

Our services have to date been directed primarily at upscale and luxury hotels. We believe that by adjusting our existing business models, it will be possible to broaden the base of our activities so as to include mid scale hotels as well, and we intend to develop new models to meet this challenge. By opening the mid scale range of hotels to our services, we will be able to substantially increase the potential size of our target market, which would enable us to further improve our revenues and profitability.

Similarly, up until now we have concentrated primarily on the management and operation of computerized minibars. Based on our past experiences in the hospitality industry, we think that our know-how is equally applicable to non-computerized minibars, and that we could be just as successful in improving the hotels’ bottom line in non-computerized minibar departments. We therefore intend to develop marketing strategies aimed at boosting our activities in this sector, in addition to the services that we will continue to provide for computerized minibars.

We believe that significant growth opportunities exist by selectively pursuing strategic acquisitions and alliances, thereby enabling us to offer new products and services. By capitalizing on this strategy, we hope to continue to grow our business with our commitment to quality service to our customers. We intend to expand our operations by acquiring companies and/or seeking strategic alliances which complement our business objectives, as opportunities arise.

Operations

Our activities focus primarily on managing the minibar departments in upscale hotels. We offer our customers a number of solutions ranging from consultation and supervision services, all the way to full outsource installation and operation arrangements. We currently implement several general types of business model, further detailed below.

Complete Outsource Solution

This is currently the most prominent of the business models that we employ. Many hotels do not want to pay upfront for their minibars, and many do not want to allocate resources to operate the minibars either.

Accordingly, we purchase new minibars and install them at the customer’s premises, at no immediate cost to the customer. In the case of computerized minibars, the installation also includes software designed to interface between the minibars and the customer’s existing management software, so that various actions relating to usage of the minibars such as, consumption of products from the minibars, and the locking/unlocking of the minibars, can be logged or controlled by the customer and by us. We then manage and operate the minibar department for the customer. We also supply full maintenance services for the minibars. We carry the operating expenses of the minibar department, and net revenues (after rebates and other discounts, if any) from the minibar department are shared, with us receiving the majority of the revenue and the hotel retaining the balance of the revenues. Generally, we offer incentives to the hotel such as implementing a sliding scale on the division of net revenues, so that the customer’s relative share increases as the net revenue per minibar rises.

In this model, the term of our agreement with the customer is generally 8-9 years, and the customer typically has an option to purchase the turnkey system from us at various points in time spread throughout the term of the agreement, at a gradually decreasing (sliding scale) purchase price. Our objective is to provide our services to the customer for the full term of the agreement, but this business model remains profitable even if the customer decides, at any stage, to exercise its option to purchase the system from us.

We believe that this model offers the customer many advantages in relation to its minibar department, including the following:

▪	No capital expenditure on the minibars
▪	A new revenue stream, if no minibars were previously installed and operational
▪	No labor expenses and no operating costs
▪	No purchase of goods and no inventory management
▪	Added service to guests, thereby improving the customer’s competitive edge
▪	No downside: hotel is minimizing its risks, both financial and other
▪	Added flexibility, via the customer’s option to purchase the system
▪	Outsourcing allows the hotel to focus on major revenue sources
▪	Quality of service: we specialize in the field
▪	Increased control and management, extensive reporting
▪	No maintenance by customer
▪	Periodic technical and technological upgrades

Outsource Solution for Leased Base. In this model, the customer leases the minibars from the manufacturer, and we do not own the minibars. As a result, we provide partial, but not full, maintenance services, and all provisions relating to the purchase of the minibars by the customer are governed by the terms of the agreement between the customer and the manufacturer. In all other respects, the model works in the same way as the Complete Outsource Solution and we manage and operate the minibar department, under a revenue sharing arrangement with the customer. Because we do not finance the purchase of the minibars, the net revenue share is different, and the customer’s share is larger than it is in the Complete Outsource Solution, although we still receive most of the revenue.

Management & Operation of Installed Base. For customers who already have an installed, operational minibar system, we provide partial maintenance services, and full operation and management services. Essentially, the services which we provide in this case are the same as in the Outsource Solution for Leased Base model.

Management of Installed Base. This is the model that is preferred by customers who wish to receive the benefit of our know-how and our procedures, but would like to continue to manage the minibar department themselves, using their own staff. Typically, the customer receives a limited license to utilize our know-how, and is then taught how to manage the minibar department in a more efficient and profitable manner. We provide part-time supervision and support, and the customer carries the cost of operation of the department.

Other. The models discussed above are the primary types of arrangement that we offer our customers, but we are flexible as to approach, which enables us to adjust a particular model so that it is tailor-made for the customer, but is still in line with the principles outlined above. Also, each model may be sub-divided into arrangements whereby we receive a fixed service charge, or a fixed percentage of gross revenues, instead of net revenues, and other similar adjustments. The models will also vary depending on the nature of the customer: upscale hotel, airport hotel or other hotel; and whether the minibars are computerized or manual. Sometimes, the existence of specific union rules in certain territories also require us to be flexible and adapt an arrangement so that it is workable for the customer, while still enabling us to manage and/or operate the minibar department in a way which is designed to be profitable for us, as well as for the customer. We may also be prepared to lease / rent minibars to customers, or enter into other financing arrangements, where circumstances so require.

Competition

We have a decade of experience in providing services to the hotel industry. Whether we are consulting to a hotel, or managing the entire minibar department, we focus on hands-on, and dedicated management, on-site supervision, and disciplined implementation of specialized procedures which we have developed, in order to achieve our goals and improve the department’s performance.

Many of our competitors have experience in revenue-sharing business models, while others provide systems that are supposed to improve the efficiency of a hotel’s minibar department.

We believe that our ability to provide a range of services, up to a Complete Outsource Solution, including a comprehensive financing solution as well as the full management and operation of the minibar department, places us in a favorable position, compared with some of our competitors.

Our hands-on management strategy, combined with on-site supervision, allows us to assume responsibility for the following matters, thereby enabling our customers to concentrate their efforts in other areas:

▪	implementation of our exclusive operating procedures
▪	procurement of the consumables that are offered in the minibars
▪	management of inventory control and monitoring of expiry dates of consumables
▪	implementation of procedures to handle and reduce rebates
▪	daily reconciliation of accounts
▪	training of minibar attendants and front office employees
▪	maintenance and support

Our objective, is to enable our customers to increase the net revenues that are generated by their minibar departments, including by the following means:

▪	taking active involvement in the selection and pricing of consumables
▪	implementing innovative and attractive product mixes for different room categories
▪	producing attractive, creative and novel menus
▪	improving minibar visibility
▪	proposing and implementing effective promotional activities
▪	reducing rebates & manual emptying of minibars by guests
▪	in-depth and real-time data logging and reporting, thereby creating extensive sales statistics and enabling effective data-mining, designed to adapt the system to improve performance

Most hotels still manage and operate their minibar departments in-house, and the concept of outsourcing this to a company that specializes in this kind of activity is still relatively new. In some cases, there is a general lack of awareness on the part of the hotel, either of the existence of the kind of services which we offer, or of the advantages that can be gained by making use of them. Our marketing activities are directed at increasing awareness and painting a full picture for the hotels, so that they can make an educated decision, based on the relative pros and cons. We believe that our services can be of substantial benefit to our customers, but outsourcing of this type of services still accounts for a relatively small segment of the hotel industry market.

In addition, there are also other companies which offer some or all of the services which we offer. Presently, our main competitors in the United States are Automatic Minibar Systems, Ltd. and its affiliates, which offer outsourcing or revenue sharing programs at prices that are competitive with ours. Other companies, such as Club Minibar, offer outsourcing programs utilizing manual minibars. In respect of the financing aspects of the solutions we offer to our clients, we are also in competition with certain manufacturers of the minibars themselves.

Outside of North America, Europe, South Africa and the Asia Pacific regions, we have yet to establish a significant volume of activity and are not yet familiar with the type of competition that exists there.

Whether in the regions in which we are currently active, or in territories into which we will expand our activities in the future, the arrival of other companies offering similar services may require us to lower our desired profit margins if we are to remain competitive.

Customers and Markets

We currently market and provide our products and services primarily to upscale and luxury hotels.

As of December 31, 2005, we provide operation and/or management services to the minibar departments of the following hotels:

➢	Hyatt Regency San Francisco, USA
➢	Grand Hyatt Seattle, USA
➢	Hyatt Regency Boston, USA
➢	The Renaissance Mayflower, Washington DC, USA
➢	ArabellaSheraton Bogenhausen, Munich, Germany
➢	ArabellaSheraton Grand, Munich, Germany
➢	Sheraton Diana Majestic, Milano, Italy
➢	Radisson Bay Point, Malta
➢	Radisson Golden Sands, Malta
➢	Le Meridien, Malta
➢	Palazzo InterContinental, Johannesburg, S.Africa
➢	Airport InterContinental, Johannesburg, S.Africa
➢	Arabella Sheraton Cape Town, S. Africa
➢	David InterContinental Tel-Aviv, Israel
➢	Carlton Hotel, Tel-Aviv, Israel
➢	Sheraton City Tower, Tel-Aviv, Israel
➢	Dan Hotel, Tel-Aviv, Israel
➢	The Daniel, Herzliya, Israel
➢	David Citadel (ex Hilton), Jerusalem, Israel

Since there is a direct correlation between a hotel's occupancy level and the quantity of purchases made by guests from a hotel's mini-bars, decreases in hotel occupancy levels could result in corresponding decreases in our revenues.

Governmental Regulation

In accordance with regulations related to the sale of alcoholic beverages in various countries in which we provide our services, there are instances where we operate under a hotel's license to sell alcohol. In such cases, although we do not incur costs of meeting regulatory compliance, we cannot guarantee a hotel's compliance with applicable regulations. Failure of a hotel to comply with these regulations could result in our inability to sell alcoholic beverages in the minibars being operated and/or managed by us, which would probably result in a decrease in our revenues.

Intellectual Property

We own the trademark “HOMI” in respect of the services which we supply. In numerous countries around the world, we have registered, or are in the process of registering, this trademark in our name. We hold no other patents, trademarks, service marks or other intellectual property relating to our operations.

Employees

As of December 31, 2005, HOMI and its subsidiaries had 15 full time employees.

Corporate Structure

We have a United States subsidiary, Hotel Outsource Services, Inc. (“HOS”), through which we conduct business in the United States. We own 70% of HOS, and the other 30% is owned by BSI. HOS has the exclusive right to outsource Bartech minibars in the United States. HOS does not operate outside the United States.

Outside the United States, we carry on our business activities through regional subsidiaries, each of which is responsible for one or more territories in which we market and/or provide our services. These subsidiaries receive management services from us, and also retain staff of their own, either as employees or under management agreements or service agreements.

Our operating subsidiaries can, as of September 30, 2006, be summarized as follows:

Hotel Outsource Services, Inc. (“HOS”) (owned 30% by Bartech)
HOMI Israel Ltd. (“HOMI Israel”)
HOMI South Africa (Pty) Ltd. (“HOMI South Africa”) (owned 40% by Batim Homes Pty, Ltd., which is beneficially owned by Mr. Daniel Golan)
HOMI Australia Pty Ltd. (“HOMI Australia”)
HOMI Deutschland GmbH (“HOMI Germany”)
HOMI Italia S.R.L. (“HOMI Italy”)
HOMI UK Limited (“HOMI UK”)

Unless otherwise noted, all the other subsidiaries are wholly owned by us, directly or indirectly.

Description Of Property

Our facilities are as follows:

•
Our corporate headquarters are located at 80 Wall Street, Suite 815, New York, New York, in the offices of Schonfeld & Weinstein, L.L.P., at no additional cost to us. Schonfeld & Weinstein, L.L.P. serves as our US Counsel and also owns shares in our company.

•
HOMI Israel’s corporate headquarters are currently located at 4 Raul Wallenberg Street, Tel Aviv, Israel, with a monthly rent of $400. This office is leased from an unaffiliated third party. We also lease a virtual office at 116 West 23rd Street, New York, New York from Select Office Suites, an unrelated third party, for $100 per month on a month-to-month basis.

•
HOS has its corporate headquarters at 1 Embarcadero Center, Suite 500, San Francisco, California 94111. The monthly rent is $500. Most of HOS' operations are conducted from the office we utilize at the Hyatt Regency San Francisco, which is one of our customers.

•	HOMI South Africa operates from an office in Johannesburg for monthly rent of $350.

•	In connection with our European operations, we also lease an office in Paris, France, for monthly rent of approximately $1,350 (€1,130).

The office space provided us by the hotels in which we operate are also usually used to store goods to be placed in the minibars and spare parts for the minibars. Generally, we do not keep a significant number of minibars in stock. Instead, we order them on an as needed basis. Typically, they are then shipped directly from the manufacturer to the customer. As we enter into additional outsource agreements with customers, we will expect to receive office space within the premises of these customers, from which we will conduct our operations.

LEGAL PROCEEDINGS

In July 2006, Hila International, Inc., a subsidiary of HOMI, filed a Demand for Arbitration, and Statement of Claim with the American Arbitration Association. The claim is based on Hila’s allegation that BSI breached a Stockholders Agreement between Hila and BSI dated October 2001. Hila is seeking an award of its actual damages of $500,000, together with interest thereon, costs, disbursements and legal fees, as well as termination of the Stockholders’ Agreement and cancellation of Bartech’s equity shares in HOS.

MANAGEMENT

Executive Officers and Directors

NAME	AGE	POSITION

Jacob Ronnel	49	CEO, President, Director

Ariel Almog	38	COO, Secretary, Director

Sigal Grinboim	41	CFO

Avraham Bahry	60	Chairman

Jules Polak	60	Director

Jacob Faigenbaum	52	Director

Biographies

Jacob Ronnel, 49, has been Chief Executive Officer, President and a director of HOMI since December 28, 2001, director and Chief Executive Officer, of Bartech Mediterranean Ltd. since May 1997 where he became a managing director in March 1998; CEO, President and a director of Hila since its inception in 2001; President and a director of HOMI South Africa since inception in 1999 and director and chief executive officer of Hotel Outsource Services, Inc. since September 2001. From July 1997 to September 1997, Mr. Ronnel was a consultant to and provisional manager of Brookside Investments, Ltd. From 1996 to 2002, he was a consultant for Kassel Financial Consultants, located in Israel. Mr. Ronnel obtained a degree in International Hotel Administration from Ecole Hoteliere de Lausanne, Switzerland.

Ariel Almog, 38, has been Chief Operating Officer, secretary and director of HOMI since December 28, 2001. He has been Chief Operating Officer and a director of Bartech Mediterranean Ltd. since May 1997 and a general manager since March 1998, COO, secretary and a director of Hila since its inception in 2001, COO and a director of HOMI South Africa since inception in 1999 and a director and chief operating officer of Hotel Outsource Services, Inc. since September 2001. From 1996 to 1998, Mr. Almog was an owner of a franchise Apropo Cafe restaurant in Israel. He received a Bachelor of Business Administration and Marketing from Schiller International University (American University, Paris, France).

Sigal Grinboim, 41, has been Chief Financial Officer of HOMI since July 2004. From 2003 to 2004, Ms. Grinboim was a partner at Romano & Co., an accounting firm located in Israel. From 1997 to 2002, Ms. Grinboim was Chief Financial Officer of Amos Gazit Ltd, an international import and export company located in Israel. She is a certified public accountant and has a degree in Business Management and Accounting from Tel Aviv University.

Avraham Bahry, 60, has been Chairman of HOMI since December 2004. Mr. Bahry established Mul-T-Lock Ltd., an Israeli corporation, in 1973, which he grew into a multi-national holding company in the business of products and services for the protection of life and property. Mr. Bahry sold Mul-T-Lock Ltd. in 1999 and has worked as a consultant since then.

Jules M. Polak, 60, has been a director of HOMI since December 2004. Mr. Polak has been a principal of Jules Polak Business Consulting Ltd. since 2000. From 1993 to 2000, he was Chief Executive Officer of Golden Pages Israel, the yellow pages publisher of Israel. He has been a director of several public companies and privately held companies in Israel. He received a Masters of Business Administration from the Hebrew University in Jerusalem (Israel) and is CPA (Isr).

Jacob Faigenbaum, 52, has served as founder and Managing Director of Financial Guardian Group since 2001. He was Senior Manager of Old Mutual International in London from 1997 to 2001, and he was Managing Director of Pioneer International, International Investments Advisory from 1986-1997. Mr. Faigenbaum served in the Israeli Defense Forces as Colonel. He received a Masters of Economics and Business Administration from Bar Ilan University (Israel) and is currently finishing his LLB.

Compliance with Section 16(a) of the Exchange Act

There were no officers, directors and/or beneficial owners of 10% or more of HOMI’s common stock that have not filed on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934 during prior fiscal years.

Code of Ethics

HOMI has adopted a code of ethics that applies to its principal executive officers, principal financial officer and principal accounting officer. HOMI will provide any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made.

Audit Committee Financial Expert

HOMI’s board of directors has determined that HOMI had one financial expert serving on its audit committee: Mr. Boaz Tamir. However, Mr. Tamir resigned as a director effective November 30, 2006. HOMI’s board intends to appoint another independent director to its audit committee.

EXECUTIVE COMPENSATION

Name And Principal Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards
					Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs ($)

Jacob Ronnel(1)	2003	$100,000
CEO, President	2004	$100,000					$13,491
	2005	$107,994		$4,750- interest

Ariel Almog(2)	2003	$130,200
COO,	2004	$161,000
Secretary	2005	$153,979		$6,000- interest

Sigal Grinboim	2003	N/A
CFO	2004	$20,000
	2005	$48,000

Avraham Bahry	2003	N/A
Chairman	2004	$5,000
	2005(3)	$0

(1)	In 2004, Mr. Ronnel’s salary was paid as follows: HOMI Israel- $24,497; HOS-$39,996; HOMI- $48,998. Mr. Ronnel is entitled to an annual performance-based bonus.
(2)	Mr. Almog’s entire salary was paid by HOS.
(3)
Mr. Avraham Bahry has a consulting agreement with HOMI, pursuant to which he receives $75,000 per year commencing January 1, 2005; however, he has agreed to waive any payments until such time as HOMI achieves a net profit. Mr. Bahry’s consulting fees are not being accrued.

HOMI intends to adopt an Employee Stock Option Plan for management and key employees in which between 2,000,000 and 3,000,000 options would be issued. However as of the date of this report, no such plan has been adopted.

Directors Compensation

Directors are reimbursed for the expenses they actually incur in attending board meetings. In addition, Directors are paid a fee of $1,000 per directors meeting, and $500 per committee meeting.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to HOMI with respect to beneficial ownership of HOMI common stock as of November 20, 2006, the number and percentage of common stock beneficially owned by each person who beneficially owns:

•	more than 5% of the outstanding shares of our common stock;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise noted, the persons named in this table, based upon information provided by these persons, have sole voting and investment power with respect to all shares of common stock owned by them.

Names and Address of Beneficial Owner	Number of Shares Beneficially Owned	% Beneficially Owned

Jacob Ronnel 21 Hasvoraim Street Tel Aviv, Israel	2,379,312	6.0%

Ariel Almog 27 Turner Drive, Novato, CA 94949	2,272,019	5.7%

Blackborn Consulting (1999) LTD.(1) 25 HaMerad Street Tel Aviv, Israel	3,601,917(1)	9.0%

Rodia Mihali (2) 21 Neher St Munich, Germany	2,380,562 (2)	6.0%

Sigal Grinboim 7 Barazani Street Ramat Aviv, Israel	0	0%

Avraham Bahry 1 Gan Hashikmin Street Ganei-Yehuda-Savion, Israel	3,566,838	8.9%

Jules Polak 4 Kiriati Street Ramat Gan, Israel	0	0%

Boaz Tamir(4) 10 Hoaranim Street Zichron-Yaacov, Israel	0	0%

Robert W. Singer (3) 2110 West County Line Road Jackson, New Jersey	0	0%

Jacob Faigenbaum Migdal Moshe Aviv 7 Jabotinsky Street, 19th Floor Ramat Gan, Israel	0	0%

All officers and directors as a group (8 people)	8,218,169	20.56%

(1)	The beneficial owner of the securities held by Blackborn Consulting is Mr. Benzion Perko, 17 Alterman Street, Kfar-Saba, Israel.
(2)	Mr. Mihali resigned as director in 2005.
(3) (4)	Senator Singer resigned as a director in 2005 Mr. Tamir resigned as a director as of November 30, 2006.

DESCRIPTION OF SECURITIES

As of the date of this prospectus, our authorized capital stock consists of 105,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

Common Stock

As of November 20, 2006 there were 39,967,937 shares of common stock outstanding held of record by 130 shareholders.

Holders of common stock are entitled to one vote. Holders have no specified dividend, preemptive, subscription, or liquidation rights. There is no preferred stock issued or outstanding.

Transfer Agent

Atlas Stock Transfer Corp., 5899 South State St. Salt Lake City, Utah 84107, serves as the Transfer Agent for the common stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for HOMI by its counsel, Schonfeld & Weinstein, L.L.P., 80 Wall Street, Suite 815, New York, New York 10005. HOMI utilizes office space of Schonfeld & Weinstein, L.L.P., counsel to HOMI, free of charge. Schonfeld & Weinstein, L.L.P. is a HOMI shareholder.

EXPERTS

Kingery & Crouse, P.A., our independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005, as set forth in their report dated April 17, 2006. We have included our financial statements elsewhere in this prospectus and in the registration statement in reliance upon such report given on the authority of Kingery & Crouse, P.A as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Delaware General Corporation Law, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 2003, Jacob Ronnel and Ariel Almog lent us $150,000 under notes payable bearing interest at a fixed rates of 4%. The loans were converted into shares of our common stock subsequent to December 31, 2005. During each of the years ended December 31, 2004 and 2005, we incurred interest of approximately $12,000 under these loans.

In February 2004 the board of directors approved a series of agreements with shareholders by which in return for services rendered to us in 2003 and 2004, the stockholders were issued 1,000,000 shares at no consideration. We recorded $213,000 and $87,000 as stock based expenses in 2003 and 2004, respectively.

In March 2004 two of our shareholders extended loans of $600,000 to us for the purpose of purchase of additional minibars. These loans were converted into share capital as part of the rights offering we held in July 2004. Pursuant to such offering, on July 10, 2004, we commenced an offering to our existing shareholders, pursuant to which each shareholder was offered the right to purchase one share of our restricted common stock for every 5.566 shares of common stock held as of such date. A total of 4,500,180 shares were offered. The purchase price was $0.33 per share. This offering expired on August 12, 2004 and we raised $936,000, including the conversion of the aforementioned stockholder loans, and issued 2,834,358 shares of common stock.

In May 2004 we approved the conversion of certain shareholder and other loans amounting to $414,000 into 828,000 shares of our restricted common stock.

In September 2004 a shareholder lent us $150,000. In October 2004 we converted this loan, plus a previous loan of $250,000 into 952,522 shares of our common stock.

In November 2004 Avraham Bahry and Rodia Mihali each lent us $350,000. Prior to their satisfaction, the loans had an initial term of six months (that was subsequently extended), required interest at a fixed rate of 10% per annum, and were secured by a (i) general lien and security interest over all of our assets (except that such security position was subordinate to all pre-existing liens on such assets) and (ii) the pledge of 2,000,000 shares of our common stock owned by Jacob Ronnel, Ariel Almog and Benzion Perko. We had the right to satisfy the loans plus accrued interest through the issuance of our common stock at a price of $0.25 per share, and such right was exercised in 2006 for the note balance owed at December 31, 2005 (one of the loans was paid in 2005)

Daniel Golan, the minority shareholder of HOMI South Africa (Proprietary) Limited granted a loan to us that had a balance of approximately $299,000 and $297,000 as of December 31, 2004 and 2005, respectively. The loan is linked to the South African Rand with annual interest of 10.5%. The loan term is indefinite with no fixed terms of repayment.

During the years ended December 31, 2004 and 2005, the Company incurred interest of $18,000 and $72,000 under these shareholders notes. At December 31, 2005, we owe our stockholders approximately $52,000 for accrued interest.

During the year ended December 31, 2005, we engaged a shareholder to provide certain consulting service under an agreement that allowed us to remunerate the consultant in cash and/or shares of our common stock. The initial agreement provided that the number of shares to be issued would be 37,500 per quarter; however this number of shares was subsequently reduced by 20% to 30,000 shares for the third and fourth quarters of 2005. Subsequent to December 31, 2005, we made the decision to satisfy the amount owed of $68,000 for such consulting services through the issuance of 135,000 shares of our restricted common stock.

During the years ended December 31, 2004 and 2005, we incurred various related party expenses for the following:

Description	2004	2005

Rent and office services	$37,000	$-
Directors fees and liability insurance	-	45,000
Consulting fees	158,000	242,000

Totals	$195,000	$287,000

On February 10, 2006 the Company completed an offering of its common shares
Pursuant to the terms of this offering, for each 5.028 shares held as of the record date, existing shareholders of the Company were able to purchase one new share of Common Stock at $0.25 per share. Shareholders subscribed for the full amount of shares.

During the nine months ended September 30, 2006 and 2005, , the Company incurred various related party expenses for the following:

Description	2005	2006

Directors’ fees and liability insurance	$76,900	$81,000
Consulting fees	102,400	20,000

Totals	$179,300	$101,000

SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

The following table sets forth information concerning the selling shareholders including:

•	The number of shares owned by each shareholders prior to this offering;

•	The total number of shares that are to be offered for each shareholder;

•	The total number of shares and the percentage of stock that will be owned by each shareholder upon completion of the offering.

All costs, expenses and fees in connection with the registration of the selling shareholders’ shares will be borne by us. All brokerage commissions, if any, attributable to the sale of shares by selling shareholders will be borne by such shareholders.

Selling Shareholders	Number of Shares of Common Stock held	Number of Shares being registered	Number of shares held after offering	% of class held after offering

Daniel Housman	26,000	26,000	0	0.00%
Elie Housman	193,020	193,020	0	0.00%
Jon Housman	26,000	26,000	0	0.00%
Suzanne Nicholson	58,325	58,325	0	0.00%
William Buckley and Pai-Wen Buckley	178,562	178,562	0	0.00%
Ronald Kolson	88,246	88,246	0	0.00%
Ronald J. Kolson and Kathy R. Kolson	63,276	63,276	0	0.00%
Ronald J. Kolson, Custodian Brady M. Kolson	12,658	12,658	0	0.00%
Ronald J. Kolson, Custodian Dylan A. Kolson	12,658	12,658	0	0.00%
Bernard Jammet	1,476,813	1,476,813	0	0.00%
Elie Cohen	76,000	76,000	0	0.00%
Daniel Cohen	360,000	360,000	0	0.00%
Pierre Levy	60,000	60,000	0	0.00%
Michael Russo and Ann Russo	10,000	10,000	0	0.00%
Jean-Claude Tillet	753,705	753,705	0	0.00%

TOTAL	3,395,263	3,395,263	0	0.00%

ADDITIONAL INFORMATION

HOMI has filed with the Commission a registration statement on Form SB-2 under the Securities Act of 1933, as amended with respect to the common stock offered hereby by shareholders. This prospectus omits certain information contained in the registration statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities, reference is hereby made to the Registration Statement and such exhibits filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, upon payment of the prescribed fees. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Registration Statement. The address of the SEC's World Wide Web site is http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other documents referred to herein are not necessarily complete and. In each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified is all respect by such reference.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

HOTEL OUTSOURCE MANAGEMENT

INTERNATIONAL INC.

AND SUBSIDIARIES

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

[LETTERHEAD OF KINGERY & CROUSE, P.A.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and directors of Hotel Outsource International Management Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Hotel Outsource International Management Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kingery & Crouse, P.A. s/s

April 17, 2006
Tampa, FL

2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
PHONE: 813.874.1280 ■ FAX: 813.874.1292 ■ WWW.TAMPACPA.COM

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands

	December 31,	December 31,
	2004	2005

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	263	543
Short-term bank deposits	34	92
Receivables:
Trade (net of allowance for doubtful accounts of $ 0.00 as of December 31, 2005 and 2004)	270	496
Shareholder loan	55	2
Other related party	32	11
Other	217	91
Inventories	170	178
Prepaid expenses and other current assets	66	68

Total current assets	1,107	1,481

INVESTMENT IN AFFILIATE	8	9

PROPERTY AND EQUIPMENT, NET:

Minibars	3,943	4,024
Other property and equipment	74	85

Total property and equipment, net	4,017	4,109

INTANGIBLES:

Contract rights, net	57	43
Loan acquisition costs	-	61

Total intangibles	57	104

OTHER ASSETS	13	19

TOTAL	5,202	5,722

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands (except share data)

	December 31,	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term bank credit	359	-
Current maturities of other notes payable	307	279
Due to Bartech Systems International	735	76
Notes payable to shareholders	712	-
Trade payables	200	281
Other accounts payable and accrued expenses	221	211

Total current liabilities	2,534	847

LONG-TERM LIABILITIES:

Notes payable to shareholders, net of current maturities	611	1,067
Other notes payable, net of current maturities	226	1,215
Accrued liabilities	13	19
Deferred taxes	48	11

Total liabilities	3,432	3,159

MINORITY INTEREST	500	471

SHAREHOLDERS' EQUITY:

Share capital -
Preferred stock of $ 0.001 par value - Authorized: 5,000,000 shares	29	30
as of December 31, 2005 and 2004; Issued and outstanding: 0 shares as of December 31, 2005 and 2004;
Common stock of $ 0.001 par value - Authorized: 105,000,000
shares as of December 31, 2005 and 100,000,000 shares as of December 31, 2004; Issued and outstanding 30,447,522 shares as of December 31, 2005 and 28,874,880 shares as of December 31, 2004;
Additional paid-in capital	3,491	4,556
Accumulated other comprehensive income (loss)	45	(71)
Accumulated deficit	(2,295)	(2,423)

Total shareholder’s equity	1,270	2,092

TOTAL	5,202	5,722

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
US Dollars in thousands (except share and per share data)

	Years ended December 31,
	2004	2005

Revenues	1,647	2,814

Costs of revenues:

Depreciation	(362)	(418)

Other	(797)	(1,174)

Gross profit	488	1,222

Operating expenses:

Selling and marketing	(243)	(240)

General and administrative	(960)	(975)

Operating profit (loss)	(715)	7

Other income (expense):

Interest and foreign currency translation expenses, net	(67)	(318)

Gain on sales of property and equipment	-	125

Other	(2)	(3)

Loss before provision (benefit) for income taxes	(784)	(189)

Provision (benefit) for income taxes	(11)	27

Loss before equity in earnings of affiliated company and	(795)	(162)
minority interests in losses of subsidiaries, net

Equity in earnings of an affiliated company	8	1

Minority interests in net losses of subsidiaries, net	55	33

Net loss	(732)	(128)

Basic and diluted net loss per share	(0.029)	(0.004)

Weighted average number of shares used in computing basic	25,605,107	29,781,745
and diluted net loss per share

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
US Dollars in thousands (except shares data)

	Number of Shares of Common Stock	Common Stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Other Comprehensive loss	Total

Balance as of December 31, 2003	23,000,000	23	1,579	34	(1,563)	-	73

Issuance of shares	4,874,880	5	1,826	-	-	-	1,831
Issuance of shares for services	1,000,000	1	86	-	-	-	87
Foreign currency translation	-	-	-	11	-	11	11
adjustments
Net loss	-	-	-	-	(732)	(732)	(732)

Total comprehensive loss						(721)

Balance as of December 31, 2004	28,874,880	29	3,491	45	(2,295)	-	1,270

Issuance of shares, net of stock	1,549,542	1	1,050	-	-	-	1,051
issuance costs
Issuance of shares for services	23,100	-	15	-	-	-	15
Foreign currency translation	-	-	-	(116)	-	(116)	(116)
adjustments
Net loss	-	-	-	-	(128)	(128)	(128)

Total comprehensive loss						(244)

Balance as of December 31, 2005	30,447,522	30	4,556	(71)	(2,423)		2,092

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
US Dollars in thousands

Year ended December 31,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(732)	(128)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	370	435
Compensation expense resulting from shares granted	87	15
Decrease in accrued severance pay, net	(2)	-
Accrued interest and linkage difference on loans, net	(42)	103
Equity in earnings of an affiliated company	(8)	(1)
Gain on sales of property and equipment	-	(125)
Minority interest in net losses of subsidiaries, net	(55)	(27)
Provision (benefit) for deferred income taxes	23	(32)
Changes in assets and liabilities:
Inventories	(62)	(19)
Trade receivables	(16)	(246)
Related party receivables	(64)	67
Other accounts receivable and prepaid and other assets	(134)	93
Trade payables	57	101
Other accounts payable and accrued expenses	117	114

Net cash provided by (used in) operating activities	(461)	350

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(1,308)	(1,641)
Proceeds from sales of property and equipment	-	310
Short-term bank deposits, net	(14)	(58)

Net cash used in investing activities	(1,322)	(1,389)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of shares, net	1,508	1,051
Issuance of shares to minority in subsidiary	322	-
Proceeds from borrowings under other notes payable	-	1,315
Cash paid for loan acquisition costs	-	(66)
Repayment of other notes payable	(351)	(376)
Proceeds from (repayments of) shareholder loans	458	(300)
Short-term bank credit, net	(36)	(324)

Net cash provided by financing activities	1,901	1,300

Effect of exchange rate changes on cash and cash equivalents	8	19

Change in cash and cash equivalents	126	280

Cash and cash equivalents at the beginning of the year	137	263

Cash and cash equivalents at the end of the year	263	543

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
US Dollars in thousands

Supplemental disclosure of non-cash investing and financing activities and cash flow information:		Years ended December 31,
		2004	2005

(a)	Non-cash investing and financing activities:
	Purchase of property and equipment	735	76

	Loans from shareholders converted into common shares	323	-

(b)	Cash paid during the year for interest	79	141

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Hotel Outsource Management International Inc. ("HOMI") was incorporated under the laws of Delaware on November 9, 2000. HOMI and its subsidiaries, as identified below, are engaged in the distribution, marketing and operation of computerized minibars in hotels located in Israel, Europe, South Africa and the United States.

The consolidated financial statements include the accounts of HOMI and the following subsidiaries (collectively, the “Company”):

Subsidiary Name	Location	Ownership Percentage	Number of Minibars

HOMI Israel Ltd. (fka Bartech Med)	Israel	100%	1,787
Hotel Outsource Services, Inc. (“HOS”)	U.S.A.	70%	2,515
HOMI Europe SARL	Europe	100%	2,334
HOMI South Africa (Proprietary) Limited	South Africa	60%	868

HOMI Europe SARL owns subsidiaries in Australia (which was dormant through December 31, 2005), Luxembourg, Malta, Italy and Germany. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

Substantially all of the minority interest in the accompanying consolidated balance sheet arises from an investment by Bartech Systems International, Inc. (“Bartech”) in HOS. While the shareholders' agreement does not provide Bartech with any consent rights regarding operational issues (e.g. approval of annual budget, executive compensation or employment of management personnel), Bartech has been awarded several consent rights in regard to certain transactions such as disposition of assets and capital raising issues.

In April 2003, the Company signed a ten year agreement with Bartech pursuant to which the Company has agreed to use Bartech minibars exclusively in all hotels for which it provides outsource services (assuming Bartech has operations in such locales). Bartech has agreed to forego referring outsource leads in the United States to any entity other than HOS and will not, without the Company’s consent, knowingly sell, rent or license its minibars in the United States to any person who intends to use them to provide outsource services for hotels; provided, that Bartech may refer outsource leads or sell, rent or license minibars to hotels (i) which have pre-existing relationships with outsource vendors other than HOS, or (ii) to which HOS is not able or not willing to provide such services. HOS purchases the minibars at a 15% discount from Bartech’s then current US price list. At December 31, 2004 and 2005, amounts owed to Bartech are reflected as a separate line item in the accompanying consolidated balance sheets.

As a result of the above, the Company is dependent upon Bartech to provide minibars built to client specifications. Any failure by Bartech to do so, or to supply the minibars in a timely and satisfactory manner, as well as any termination of various exclusivity agreements between the parties, could adversely affect the Company’s consolidated financial position or results of operations.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

In addition to the consent rights granted to Bartech as mentioned above, at anytime for a period of five years subsequent to installation of at least 5,000 minibars in hotels in the United States by HOS, Bartech has the option to purchase HOMI’s 70% ownership interest in HOS for the greater of (a) the sum of $2.25 multiplied by the number of minibars operated by HOS (minimum of $11,250) or (b) 15 times the net income of HOS for the twelve months immediately preceding the month the option is exercised.

The Company and its affiliate have contractual obligations to hotels in regard to operating minibars in hotel rooms. The Company and its affiliate own most of these minibars. Several hotels have a contractual purchase option granted which allows them to purchase and operate the minibars during the agreement period and receive a reduction in the purchase price relative to the term of the operating agreement that has already elapsed.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States .

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Estimates that are critical to the accompanying consolidated financial statements relate principally to depreciation and recoverability of long lived assets. The markets for the Company’s products are characterized by intense price competition, rapid technological development, evolving standards and short product life cycles; all of which could impact the future realization of its assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that management’s estimates could change in the near term with respect to these matters.

Financial statements in US dollars

The majority of the Company's sales are in U.S. dollars or in U.S. dollar linked currencies. In addition, the majority of the Company's financing is received in US dollars. Accordingly, the Company has determined the US dollar is the currency of its primary economic environment and thus, its functional and reporting currency. Non-dollar transactions and balances have been remeasured into US dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation". All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

The financial statements of foreign subsidiaries, whose functional currency is not the US dollar, have been translated into US dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are not included in determining net loss but are reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the date acquired to be cash equivalents.

Short-term bank deposits

The Company classifies bank deposits with maturities of more than three months and less than one year as short-term deposits. Short-term deposits are presented at cost, including accrued interest.

Inventories

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items. Cost is determined using the "first-in, first-out" method. Inventories are composed of the food products and drinks sold at the minibars in hotels.

Property and equipment

Property and equipment are stated at cost net of accumulated depreciation. Effective January 1, 2005, the Company began to depreciate its mini-bars over a period of ten years and at such time eliminated any consideration of residual value. Previously, the minibars were being depreciated over the lesser of ten years or the terms of the related hotel agreements (which generally approximated 8-10 years). Absent this change in estimate, the Company’s operating profit (loss) and net loss for 2005 would have approximated $(5) and $(140) and loss per share would have increased to $(.05). At December 31, 2005, depreciation is computed using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Description	Percentages

Minibars	10
Computers and electronic equipment	15 - 33
Office furniture and equipment	7

Other assets

Contract rights, which arise from costs incurred for contracts to operate minibars in hotels in South Africa, are being amortized using the straight-line method over the terms of the contracts with the hotels (10 years).

Loan acquisition costs arise from the origination of the other notes payable in 2005 (see Note 5). The costs are being amortized using the straight line method over the term of such indebtedness (9 years).

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

Amortization expense, which approximated $8 and $13 during the years ended December 31, 2004 and 2005, respectively, is included in depreciation and amortization in the consolidated statements of cash flows. Anticipated aggregate amortization expense for the five year period commencing on January 1, 2006 is expected to approximate $65.

Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. At December 31, 2005, management believes that all of the Company’s long-lived assets are recoverable.

Revenue recognition, Receivables and Allowance for Doubtful Accounts

In general, the Company’s revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 104 - Revenue Recognition in Financial Statements (“SAB 104”) for determining when revenue is realized or realizable and earned. In accordance with the requirements of SAB 104, the Company recognizes revenues when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the price to the buyer is fixed or determinable; and (4) collectibility of the receivables is reasonably assured. More specifically, revenue from product sales derived from outsource activity (minibars' content), under the exclusive long-term revenue sharing agreements with hotels, are reflected in the period in which the inventories are sold, and such revenues are net of the hotel’s portion of such sales.

The Company’s payment terms are normally net 15 days from invoicing. The Company evaluates its allowance for doubtful accounts on a regular basis through periodic reviews of the collectibility of the receivables in light of historical experience, adverse situations that may affect its customers’ ability to repay, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company performs ongoing credit evaluations of its customers and generally does not require collateral because (1) management believes it has certain collection measures in-place to limit the potential for significant losses, and (2) because of the nature of customers comprising the Company’s customer base. Accounts receivable are determined to be past due based on how recently payments have been received, and bad debts are charged in the form of an allowance account in the period the receivables are deemed uncollectible. Receivables are written off when the Company abandons its collection efforts. To date, the Company has not experienced any material bad debts. Accordingly, and because substantially all of the Company’s receivables were collected subsequent to December 31, 2004 and 2005, and/or are expected to be collected in the near term, the balance of the allowance for doubtful accounts is zero as of such dates.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

Investment in affiliate

At December 31, 2004 and 2005, the Company has a 50% ownership investment in an Israeli company. While the Company does not control this entity, it is able to exercise significant influence, and accordingly, the investment is accounted for using the equity method of accounting, whereby the Company recognizes its allocable share of profits and losses of such entity as they occur.

Stock based compensation

Prior to December 31, 2005, the Company used Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure” (SFAS No. 148) to account for its stock based compensation arrangements. This Statement amended the disclosure provision of FASB Statement No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. As permitted by SFAS No. 123 and amended by SFAS No. 148, the Company continued to apply the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for its stock-based employee compensation arrangements.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provision of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 (“EITF 96-18”), “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

In December 2004, the Financial Accounting Standards Board issued Statement Number 123 (“FAS 123 (R)”), “Share-Based Payments,” which is effective for the reporting period beginning on January 1, 2006. The Statement will require the Company to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. Since the Company does not currently have any employee stock compensation plans, the impact of adopting this Statement is not expected to have a material effect on the Company’s consolidated financial statements.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. At December 31, 2004 and 2005 significant temporary differences arise from the use of different methods and lives to recognize depreciation expense. The Company provides a valuation allowance, if necessary to reduce the amount of deferred tax assets to their estimated realizable value.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

Concentrations of credit risk and fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables, other accounts payable and notes payable to shareholders and others.

In view of their short term nature, the fair value of the financial instruments included in working capital of the Company is usually identical, or close, to their carrying value. The fair values of long-term notes payable also approximates their carrying values, since such notes bear interest at rates that management believes is approximately the same as prevailing market rates.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and trade receivables. The majority of the Company's cash and cash equivalents are invested in interest bearing U.S. dollar and U.S. dollar-linked instruments or in NIS deposits and South African Rand bearing interest with major Israeli, US and South African banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company has no off-balance sheet concentration of credit risk, such as foreign exchange contracts or other foreign currency hedging arrangements.

Basic and diluted net loss per share

Basic net loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). At December 31, 2004, common stock equivalent shares outstanding arose from options granted to a shareholder that expired in 2005 (see Note 8). At December 31, 2005, there were no common stock equivalent shares outstanding. Accordingly, and because of the Company’s net losses during such years, basic and diluted net loss per share are identical for both of such years.

Exchange rates

Exchange and linkage differences are charged or credited to operations as incurred. The following table summarizes the exchange rates in effect and the percentage changes in such exchange rates as of the following periods:

	December 31,

Exchange Rates	2003	2004	2005

New Israeli shekel (NIS)	$ 0.228	$ 0.232	$ 0.217
EURO (EU)	$ 1.264	$ 1.364	$ 1.183
South African Rand (Sar)	$ 0.152	$ 0.178	$ 0.158

Percentage Change in Rate of Exchange

NIS	8.1%	1.7%	(6.4%)
EU	20.5%	7.9%	(13.2%)
Sar	29.9%	17.1%	(11.2%)

Impact of recently issued accounting standards

The Company has reviewed all new accounting pronouncements and has determined that only SFAS 123 [R] as mentioned above, and the following pronouncements could potentially impact its consolidated financial position and/or results of operations:

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of SFAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its consolidated financial statements.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement No. 154. This Statement, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, changes the requirements for the accounting for, and reporting of, a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. It will only affect the Company’s financial statements if it changes any of its accounting principles. At this time, other than SFAS 123® which has specific transaction provisions, no such changes are contemplated or anticipated.

Advertising Costs

Advertising costs, which were $0.00 during both of the years ended December 31, 2004 and 2005, are expensed as incurred.

Reclassifications

Certain amounts in the 2004 financial statements have been reclassified to conform to the presentation in the 2005 financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

NOTE 3:-  PROPERTY AND EQUIPMENT

	December 31,	December 31,
	2004	2005
Cost
Minibars	4,753	5,139
Vehicle	27	27
Computers and electronic equipment	42	61
Office furniture and equipment	54	76

Total cost	4,876	5,303

Accumulated depreciation:
Minibars	810	1,115
Vehicle	4	10
Computers and electronic equipment	28	43
Office furniture and equipment	17	26

Total accumulated depreciation	859	1,194

Property and equipment, net	4,017	4,109

Depreciation expenses amounted to $362 and $427 for the years ended December 31, 2004 and 2005, respectively.

NOTE 4:-	SHORT-TERM BANK CREDIT

At December 31, 2004, the Company had an authorized credit line from a bank in the amount of $35, denominated in New Israeli Shekels (NIS) that required interest at the rate of Prime + 3%, as well as quarterly fees for maintaining such credit line at the rate of 0.375% of the maximum amount of the loan. An amount of $48 was outstanding at December 31, 2004. The line, which was personally guaranteed by one of the Company’s stockholders, expired on March 31, 2005.

In addition, at December 31, 2004, the Company had a credit line from a bank, denominated in South African Rand that required interest at the rate of 11%. An amount of $311 was outstanding at December 31, 2004. Advances under the line, which expired in 2005, were collateralized by minibars having a net book value of approximately $825 at December 31, 2004.

NOTE 5:-	OTHER NOTES PAYABLE

Other notes payable are comprised of the following:
	Annual interest rates	December 31, 2004	December 31, 2005
Notes payable to banks:
In NIS (payable in equal monthly installments of $6,000)	8%	78	6
In US dollars (2)	10%	330	220
In US dollars or linked thereto	Libor +2.25%	40	-
In Euro	9.7%	85	-
In Rand (payable over a period of three years with final payment due in June 2008)	10.8%	-	211

Total notes payable to banks		533	437

Notes payable to others (1)	11.67%	-	1,057

Total		533	1,494

Less - current maturities		(307)	(279)

Other notes payable		226	1,215

(1)
In March and June 2005 the Company received from Horizon Challenges Investment Company Ltd. (“Horizon”) loans in the total amount of $1.1 million. The loans were provided pursuant to an amended financing agreement dated March 1, 2005 (the “Agreement”). Pursuant to the Agreement, the amount of financing which the parties had originally agreed would be provided by Horizon was reduced from $10 million to $1.1 million, after Horizon notified the Company that it did not have adequate funds to meet the initial commitment. As a result of this matter, the potential option grant to Horizon for the purchase of the Company’s shares was cancelled. The loans bear interest at a fixed rate of 11.67% and are to be repaid in monthly principal and interest installments of approximately $15,800 for a period of nine years. The loans are secured by a lien on all minibars purchased with the proceeds of such loans, a security interest and assignment of a portion of the Company’s monthly revenues from such minibars in the amount required to pay each month’s principal plus interest on the indebtedness, and any sales or insurance proceeds received from the disposition of such minibars.

(2)
The note requires monthly principal and interest payments of approximately $11,000 through December 1, 2007, at which time any remaining principal and interest is due. The loan is secured by funds deposited in such bank by a shareholder, as well as a first security position in the minibars purchased with the proceeds of the loan and all accounts and contract rights arising from the agreement with the hotel in which the minibars are located. In the event the Company defaults on the loan, the shareholder may require the bank to assign him its rights and security interests in the loan.

Substantially all of the Company’s assets are pledged as collateral for other notes payable.

Aggregate maturities of other notes payable for years subsequent to December 31, 2005 are as follows:

Years Ending December 31,	Amounts

2006	279
2007	290
2008	143
2009	113
2010	127
Thereafter	542

Total	1,494

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

NOTE 6:-	GAIN ON SALES OF PROPERTY AND EQUIPMENT

During the year ended December 31, 2005, the Company recognized gains on sales of certain property and equipment, most notably from a gain on the sale of certain minibars. The gain resulted from the termination of the contract with the owner of the Stanhope Park Hyatt NY (the “Hyatt”). As a result, in January 2005, in accordance with such agreement, the Hyatt purchased the mini-bars for $275, which resulted in the Company recognizing a gain on sale of $105.

NOTE 7:-	COMMITMENTS

Rent expense

The Company’s operations are based primarily at hotels in which it conducts its outsource operations. Most of the hotels allow the Company to utilize office space free of charge. In addition, the Company’s US counsel (who is also a stockholder) allows the Company to use their office as their corporate headquarters at no charge. No amounts have been reflected as rent expense in the accompanying consolidated statements of operations for the value of this rent because of its insignificance. In addition, the Company rents space under various month to month arrangements for certain facilities. During the years ended December 31, 2004 and 2005, rent expense approximated $57,200 (including $37,400 to a stockholder under an arrangement that was terminated in September 2004) and $32,400, respectively.

Other

In July 2005, HOMI Israel Ltd., a wholly owned subsidiary of the Company, received notice from Bartech E.M.E.A. (“Bartech”) terminating two distribution agreements between HOMI Israel Ltd. and Bartech for the following territories: (a) Turkey and Jordan and (b) South Africa. A sub-distribution agreement between HOMI Israel Ltd., Bartech and Protel Bilgisayar Ltd., a Turkish company, has also been terminated. For the year ended December 31, 2005 neither of these distribution agreements, nor the sub-distribution agreement, has resulted in any revenues for HOMI Israel Ltd. The termination of these agreements was effective July 31, 2005 and is not expected to materially affect the Company. All three of the cancelled agreements relate solely to the sale and distribution of minibars. They will not affect outsourcing rights, the main focus of the Company’s business.

NOTE 8:-	SHAREHOLDERS’ EQUITY

During the years ended December 31, 2004 and 2005, the Company issued the following shares of its common stock:

2004 Equity Issuances		Number of shares	Increase in Common Stock and Additional Paid-In Capital	Stock Based Compensation

For services	(1)	1,000,000	87	87
For debt conversion	(2)	828,000	414	-
For cash		260,000	110	-
For debt conversion	(3)	1,818,182	580	-
For cash	(3)	1,016,176	327	-
For debt conversion	(4)	952,522	400	-

Totals		5,874,880	1,918	87

(1)
In February 2004 the board of directors approved a series of agreements with shareholders by which in return for services rendered to the Company in 2003 and 2004, they were issued 1,000,000 shares at no consideration. $213 and $87 were recorded as stock based expenses in 2003 and 2004, respectively.

(2)	In May 2004 the Company approved the conversion of loans extended to the Company by shareholders and others amounting to $414 into 828,000 shares of restricted Company common stock.

(3)
In March 2004 two shareholders extended to the Company loans amounting to $600 for the purpose of purchase of additional minibars. These loans were converted into share capital as part of the rights offering the Company held in July 2004. Pursuant to such offering, on July 10, 2004, the Company commenced an offering to its existing shareholders, pursuant to which each shareholder was offered the right to purchase one share of the Company’s restricted common stock for every 5.566 shares of common stock held as of such date. A total of 4,500,180 shares were offered. The purchase price was $0.33 per share. This offering expired on August 12, 2004 and the Company raised $936 including the conversion of the aforementioned stockholder loans, and issued 2,834,358 shares of common stock.

(4)	In September 2004 a shareholder lent the Company $150. In October 2004 the Company converted this loan, plus a previous loan of $250 into 952,522 shares of common stock.

2005 Equity Issuances	Number of shares	Increase in Common Stock and Additional Paid-In Capital	Stock Based Compensation

Issuance of stock for cash	226,771	172	-
Issuance of stock for services	23,100	15	15
Issuance of stock for cash	861,540	560	-
Issuance of stock for cash	182,000	137	-
Issuance of stock for cash	279,231	181	-

Totals	1,572,642	1,065	15

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

Consulting Services Satisfied in Stock

During the year ended December 31, 2005, the Company engaged a shareholder to provide certain consulting service under an agreement that allowed the Company to remunerate the consultant in cash and/or shares of its common stock. The initial agreement provided that the number of shares to be issued would be 37,500 per quarter , however this number of shares was subsequently reduced by 20% to 30,000 shares for Q3 and Q4 of 2005. Subsequent to December 31, 2005, the Company made the decision to satisfy the amount owed for such consulting services ($68) to this shareholder through the issuance of 135,000 shares of its restricted common stock.

Option

At December 31, 2004, a shareholder had an option to purchase 1,000,000 shares of the Company’s common stock for a price of $0.50 per share. He did not exercise this option which expired as of November 30, 2005.

NOTE 9:-	CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company’s business) and follows the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Relation Information" ("SFAS No. 131"). Major customers’ data as a percentage of total sales to unaffiliated customers are as follows:

	Years ended December 31,
	2004	2005

Customer A	12.8%	8.9%
Customer B	9.2%	5.8%
Customer C	-	11.4%
Customer D	8.1%	8.9%
Customer E	21.2%	13.4%
Customer F	11.4%	6.2%

Breakdown of consolidated sales to unaffiliated customers according to geographic regions:

	Years ended December 31,
	2004	2005

Israel	26%	20%
South Africa	22%	16%
USA	42%	41%
Europe	10%	23%
Total	100%	100%

As of December 31, 2005, $738 of the consolidated long-lived assets were located in South Africa, $330 were located in Israel, $ 2,188 in the USA and $853 in Europe.

NOTE 10:-	INCOME TAXES

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

The South African subsidiary is subject to a 29% corporate tax rate. The US subsidiary is subject to a 15% -35% corporate tax rate (before consideration of any state income taxes). Subsidiaries in Europe are subject to 35% - 45% corporate tax rate (in Germany, corporate and business tax calculation is based on a company’s EBITDA).

Pursuant to the Israeli Income Tax (Inflationary Adjustments) Law - 1985, results for tax purposes in Israel are measured in real terms, in accordance with changes in the Israeli Consumer Price Index. However, Paragraph 9(f) of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into US dollars using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net non-current deferred income tax liability are as follows:

	December 31,	December 31,
	2004	2005

Operating loss carry forwards	512	864
Temporary differences in regard to property and equipment	(230)	(163)

Net deferred tax asset before valuation allowance	282	701
Valuation allowance	(330)	(712)

Net non-current deferred income tax liability (foreign)	(48)	(11)

As of December 31, 2005 the Company had net operating loss carryforwards as follows:

Subsidiary	Net Operating Loss Carryforward	Expiring In Various Years Through

Hotel Outsource Management International, Inc.	1,048	2025
HOMI Israel Ltd.	605	None
Hotel Outsource Services, Inc.	608	2025
HOMI Europe SARL	72	None
HOMI South Africa (Proprietary) Limited South Africa	227	None
HOMI - Malta	5	None

Total	2,565

At December 31, 2005, the Company has provided for a valuation allowance to reserve its deferred tax assets resulting from tax loss and temporary differences.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. The valuation allowance declined by approximately $14 and increased by approximately $382, during the years ended December 31, 2004 and 2005, respectively.

The provision (benefit) for income taxes consists of the following:

	Year ended December 31,
	2004	2005

Current taxes	-	(5)
Deferred taxes	(11)	32
	(11)	27

The breakdown of losses (income) before taxes:

Israel	13	15
South Africa	(9)	112
USA	717	91
Europe	63	(29)
Total	784	189

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

NOTE 11:-	NOTES PAYABLE TO SHAREHOLDERS

In December 2003 the Company entered into agreement with two shareholders pursuant to which each agreed to lend the Company $150 under notes payable bearing interest at a fixed rates of 4%. The loans, were converted into shares of the Company’s common stock subsequent to December 31, 2005. During each of the years ended December 31, 2004 and 2005, the Company incurred interest of $12 under these loans. Because the loans were converted to equity, they have been reflected as non-current in the accompanying consolidated balance sheet.

In November 2004 the Company entered into agreements with two shareholders pursuant to which each agreed to lend the Company $350. Prior to their satisfaction, the loans had an initial term of six months (that was subsequently deferred), required interest at a fixed rate of 10% per annum, and were secured by a (i) general lien and security interest over all of the Company’s assets (except that such security position was subordinate to all pre-existing liens on such assets) and (ii) the pledge of 2,000,000 shares of the Company’s common stock owned by certain other shareholders. The Company had the right to satisfy the loans plus accrued interest through the issuance of its common stock at a price of $0.25 per share, and such right was exercised in 2006 for the note balance owed at December 31, 2005 (one of the loans was paid in 2005) Because the loan outstanding at December 31, 2005 was converted to equity, it has been reflected as non-current in the accompanying consolidated balance sheets.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES

The minority shareholder of HOMI South Africa (Proprietary) Limited granted a loan to the subsidiary amounting to $299 as of December 31, 2004 and $297 as of December 31, 2005. The loan is linked to the South African Rand with annual interest of 10.5%. The loan term is indefinite with no fixed terms of repayment. Despite this, the loan has been classified as long-term, as this shareholder has confirmed that repayment will not be required during 2006.

During the years ended December 31, 2004 and 2005, the Company incurred interest of $18 and $72 under these notes. At December 31, 2005, the Company owes its stockholders approximately $52,000 for accrued interest.

NOTE 12:-	OTHER RELATED PARTY TRANSACTIONS

During the years ended December 31, 2004 and 2005, the Company incurred various related party expenses for the following:

Description	2004	2005

Rent and office services - see note 7	37	-
Directors’ fees and liability insurance	-	45
Consulting fees	158	242
Totals	195	287

During the years 2004 and 2005, an affiliated company paid the Company, reimbursement of expense and management fees in the amount of $ 26 and $ 30, respectively.

The shareholder loan receivable included in the accompanying consolidated balance sheets represents a loan from a company controlled by the minority shareholder of HOMI South Africa (Proprietary) Limited.

NOTE 13:-	OTHER SUBSEQUENT EVENTS

On February 10, 2006 the Company completed an offering of 6,000,000 shares of its Common Stock. Pursuant to the terms of this offering, for each 5.028 shares held as of the record date, existing shareholders of the Company were able to purchase one new share of Common Stock at $0.25 per share. Shareholders subscribed for the full amount of shares providing the Company with gross offering proceeds of $1,500 (including $650 arising from the conversion of shareholder loans).

On March 6, 2006 the Company entered into agreements with certain shareholders of Bartech Systems, Inc., a Delaware Corporation (“BSI”) to purchase a total of 3,592,965 shares of BSI Common and Preferred shares for an equal number of the Company shares. Upon consummation of this transaction, HOMI will own approximately 24% of BSI. The Company has agreed to register these shares once the share exchange is complete.

The Company established a subsidiary in Australia. In January 2006 the subsidiary signed an agreement with a hotel to install and operate 577 minibars.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands

	September 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	641	543
Short-term bank deposits	14	92
Receivables:
Trade (net of allowance for doubtful accounts of $0.00 as of	527	496
September 30, 2006 and December 31, 2005)
Related party	16	13
Other receivables	21	91
Inventories	240	178
Prepaid expenses and other current assets	49	68

Total current assets	1,508	1,481

INVESTMENTS IN AFFILIATES	1,717	9

PROPERTY AND EQUIPMENT, NET:

Minibars	4,275	4,024
Other property and equipment	83	85

Total property and equipment, net	4,358	4,109

INTANGIBLES:

Contract rights, net	34	43
Loan acquisition costs, net	56	61

Total intangibles	90	104

OTHER ASSETS	20	19

TOTAL	7,693	5,722

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands (except share data)

	September 30,	December 31,
	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY	(Unaudited)

CURRENT LIABILITIES:

Current maturities of notes payable to stockholders	48	130
Current maturities of long-term loans from banks and others	273	279
Due to Bartech Systems International	-,-	76
Trade payables	300	281
Other accounts payable and accrued expenses	416	211

Total current liabilities	1,037	977

LONG-TERM LIABILITIES:

Notes payable to stockholders, net of current maturities	200	937
Other notes payable, net of current maturities	986	1,215
Accrued severance pay	27	19
Deferred taxes	20	11

Total liabilities	2,270	3,159

MINORITY INTEREST	455	471

SHAREHOLDERS’ EQUITY:

Preferred stock of $0.001 par value; 5,000,000 shares authorized;	-	-
zero shares issued and outstanding
Common stock of $0.001 par value; 105,000,000 shares authorized;	40	30
39,967,937 shares issued and outstanding as of September 30, 2006
Additional paid-in capital	7,585	4,556
Accumulated other comprehensive income (loss)	4	(71)
Accumulated deficit	(2,661)	(2,423)

Total shareholder’s equity	4,968	2,092

TOTAL	7,693	5,722

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
US Dollars in thousands (except share and per share data)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Revenues	899	801	2,339	2,087

Costs of revenues:
Depreciation	(148)	(114)	(413)	(317)
Other	(366)	(290)	(964)	(826)

Gross profit	385	397	962	944

Operating expenses:

Research and development	(100)	-	(120)	-

Selling and marketing	(57)	(67)	(178)	(197)

General and administrative	(249)	(270)	(730)	(699)

Operating income (loss)	(21)	60	(66)	48

Interest and foreign currency translation expenses, net	(51)	(75)	(190)	(237)

Other income (expense):	(1)	9	22	109

Loss before taxes on income	(73)	(6)	(234)	(80)

Benefit (provision) for income taxes	(18)	15	(25)	1

Income (loss) before equity in earnings of affiliated	(91)	9	(259)	(79)
company and minority interests in income (losses) of unconsolidated subsidiaries

Equity in earnings of affiliated company	--	1	1	8

Minority interests in net income (losses) of	1	65	20	25
subsidiaries, net

Net income (loss)	(90)	75	(238)	(46)

Basic and diluted net income (loss) per share	(0.002)	0.002	(0.006)	(0.002)

Weighted average number of shares used in	39,650,213	30,156,158	37,475,182	29,566,024
computing basic and diluted net loss per share

 The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
US Dollars in thousands

For the Nine Months Ended September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(238)	(46)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	430	332
Gain on sale of minibars	--	(105)
Accrued interest and linkage difference on loans, net	1	36
Interest and linkage differences in regard to shareholders	27	79
Minority interest in results of subsidiaries, net	(20)	(23)
Equity in earnings of affiliated company, net	(1)	(8)
Benefit (provision) for deferred taxes	11	(2)
Changes in assets and liabilities:
Accrued severance pay, net	7	(2)
Trade receivables	(29)	(151)
Related party and other receivables	88	118
Inventories	(65)	(47)
Trade payables	36	62
Other accounts payable and accrued expenses	101	(49)
Net cash provided by operating activities	348	194

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property and equipment	--	275
Cash used to purchase common stock of BSI	(120)	-,-
Purchases of property and equipment	(715)	(1,433)
Short-term bank deposits, net	78	(176)
Net cash used in investing activities	(757)	(1,334)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common stock subscriptions	--	181
Issuance of shares, net	927	885
Proceeds from long-term loans	--	1,262
Repayment of long-term loans from shareholders	(250)	--
Repayment of long-term loans from banks and others	(207)	(600)
Short-term bank credit, net	--	(324)
Net cash provided by financing activities	470	1,404

Effect of exchange rate changes on cash and cash equivalents	37	15

Increase (decrease) in cash and cash equivalents	98	279
Cash and cash equivalents at the beginning of the period	543	263
Cash and cash equivalents at the end of the period	641	542
Supplemental Disclosure of Cash Flow Information and Non-Cash Transactions:

Cash paid during the period for income taxes	--	--
Cash paid during the period for interest	103	94
Conversion of shareholder loans into share capital	596	--
Acquisition of investments in affiliates through issuance of HOMI common stock	1,465	--
Acquisition of property and equipment on short term credit	83	140
Conversion of accounts payable into share capital	78	--
Payable in regard to investment in an affiliate	100	--

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Hotel Outsource Management International Inc. (“HOMI”) was incorporated under the laws of Delaware on November 9, 2000. HOMI and its subsidiaries, as identified below, are engaged in the distribution, marketing and operation of computerized minibars in hotels located in Israel, Europe, Australia, South Africa and the United States.

The consolidated financial statements include the accounts of HOMI and the following subsidiaries (collectively, the “Company”):

Subsidiary Name	Location	Ownership Percentage

HOMI Israel Ltd.	Israel	100%
Hotel Outsource Services, Inc. (“HOS”)	U.S.A.	70%
HOMI Europe SARL	Europe	100%
HOMI South Africa (Proprietary) Limited	South Africa	60%

HOMI Europe SARL owns subsidiaries in Australia, Luxembourg, Malta, Italy Germany and the United Kingdom. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

Substantially all of the minority interest in the accompanying consolidated balance sheet arises from an investment by Bartech Systems International, Inc. (“Bartech” or “BSI”) in HOS. While the shareholders’ agreement does not provide Bartech with any consent rights regarding operational issues (e.g. approval of annual budget, executive compensation or employment of management personnel), Bartech has been awarded several consent rights in regard to certain transactions such as disposition of assets and capital raising issues.

In April 2003, the Company signed a ten year agreement with Bartech pursuant to which the Company has agreed to use Bartech minibars exclusively in all hotels for which it provides outsource services (assuming Bartech has operations in such locales). Bartech has agreed to forego referring outsource leads in the United States to any entity other than HOS and will not, without the Company’s consent, knowingly sell, rent or license its minibars in the United States to any person who intends to use them to provide outsource services for hotels; provided, that Bartech may refer outsource leads or sell, rent or license minibars to hotels (i) which have pre-existing relationships with outsource vendors other than HOS, or (ii) to which HOS is not able or not willing to provide such services. HOS purchases the minibars at a 15% discount from Bartech’s then current US price list. At December 31, 2005 the amount owed to Bartech is reflected as a separate line item in the accompanying consolidated balance sheet. No amounts were owed to Bartech at September 30, 2006.

As a result of the above, the Company is dependent upon Bartech to provide minibars built to client specifications. Any failure by Bartech to do so, or to supply the minibars in a timely and satisfactory manner, as well as any termination of various exclusivity agreements between the parties, could adversely affect the Company’s consolidated financial position or results of operations.

In addition to the consent rights granted to Bartech as mentioned above, at anytime for a period of five years subsequent to installation of at least 5,000 minibars in hotels in the United States by HOS, Bartech has the option to purchase HOMI’s 70% ownership interest in HOS for the greater of (a) the sum of $2.25 multiplied by the number of minibars operated by HOS (minimum of $11,250) or (b) 15 times the net income of HOS for the twelve months immediately preceding the month the option is exercised.

The Company has contractual obligations to hotels in regard to operating minibars in hotel rooms. The Company owns most of these minibars. Several hotels have a contractual purchase option granted which allows them to purchase and operate the minibars during the agreement period and receive a reduction in the purchase price relative to the term of the operating agreement that has already elapsed.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in accordance with U.S. generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB and item 310 under subpart A of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The accompanying consolidated financial statements and the notes thereto should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2005 included in our Form 10-KSB filed April 18, 2006.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Estimates that are critical to the accompanying consolidated financial statements relate principally to the recoverability of the Company’s investment in BSI and other long lived assets. The markets for the Company’s products, and those of BSI are characterized by intense price competition, rapid technological development, evolving standards and short product life cycles; all of which could impact the future realization of their assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that management’s estimates could change in the near term with respect to this matter.

Financial statements in US dollars

The majority of the Company’s sales are in U.S. dollars or in U.S. dollar linked currencies. In addition, the majority of the Company’s financing is received in US dollars. Accordingly, the Company has determined the US dollar is the currency of its primary economic environment and thus, its functional and reporting currency. Non-dollar transactions and balances have been remeasured into US dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations.

The financial statements of foreign subsidiaries, whose functional currency is not the US dollar, have been translated into US dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are not included in determining net loss but are reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

Investments in affiliates

The Company generally accounts for investments in which it has more than a 20% ownership interest using the equity method of accounting, whereby the Company recognizes its allocable share of profits and losses of investees as they occur. However, in those cases in which the Company cannot exercise significant influence over the investee, the cost method is used. Under such method, the Company’s investment in the securities is recorded at cost and not adjusted unless the recoverability of such investment is deemed to be impaired. Any dividends received are recorded as income in the period received.

The Company has a 50% ownership investment in an Israeli company and a 24% ownership interest in BSI (see Note 3). The Company accounts for these investments using the equity and cost methods, respectively.

Stock based compensation

Prior to December 31, 2005, the Company used Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure” (SFAS No. 148) to account for its stock based compensation arrangements. This Statement amended the disclosure provisions of FASB Statement No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. As permitted by SFAS No. 123 and amended by SFAS No. 148, the Company used the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for its stock-based employee compensation arrangements.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 (“EITF 96-18”), “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

In December 2004, the Financial Accounting Standards Board issued Statement Number 123 (“FAS 123 (R)”), “Share-Based Payments,” which became effective on January 1, 2006. This statement requires the Company to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. Since the Company does not currently have any employee stock compensation plans, the impact of adopting this Statement did not have a material effect on the Company’s consolidated financial statements.

Concentrations of credit risk and fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term bank deposits, investments in affiliates, trade receivables, other accounts receivable, short-term bank credit, trade payables, other accounts payable and notes payable to shareholders and others.

In view of their short term nature, the fair value of the financial instruments included in working capital of the Company is usually identical, or close, to their carrying values. The fair values of long-term notes payable also approximates their carrying values, since such notes bear interest at rates that management believes is approximately the same as prevailing market rates.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and trade receivables. The majority of the Company’s cash and cash equivalents are invested in interest bearing U.S. dollar and U.S. dollar-linked instruments or in NIS deposits and South African Rand bearing interest with major Israeli, US and South African banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

Basic and diluted net loss per share

Basic net loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). There were no dilutive common equivalent shares outstanding at anytime during the three or nine months ended September 30, 2005 and 2006; accordingly basic and diluted net loss per share are identical for all of such periods.

Research and Development Expenses

Research and development expenses are charged to operations as incurred.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation in the September 30, 2006 balance sheet.

NOTE 3:-	SHAREHOLDERS’ EQUITY

During the period March 1, 2006 to June 30, 2006, the Company entered into agreements with various shareholders of BSI to purchase 4,078,072 and 150,000 of BSI common and preferred shares, respectively. As consideration for these shares, the Company agreed to issue 4,078,072 and 180,000 shares of its restricted common stock to the sellers of the common and preferred shares, respectively (each share of preferred stock was (is to be) exchanged for 1.2 shares of HOMI stock), and pay cash of $220,000. As of September 30, 2006 the Company had issued 3,305,714 shares of its common stock as consideration for these shares, and accordingly had an obligation to issue additional 952,358 shares of its common stock as of such date. The total cost of the shares that have been issued of approximately $1,674,500 consisted of the aforementioned cash of $220,000 and approximately $1,454,500 arising from the issuance of our shares (because BSI is a privately held company, cost was based on the fair value of HOMI’s shares ($.44).

In addition to the above shares, on August 1, 2006 the Company signed an agreement to acquire 50,000 Preferred Shares of BSI from a BSI Stockholder. Using the proportional exchange rate of 1.2 shares of HOMI Common Stock for each share of BSI Preferred Stock, the Company issued 60,000 shares of its restricted common stock to acquire these preferred shares during the quarter ended September 30, 2006. The total cost of the shares was approximately $26,000 (60,000 shares at $.43 per share, which cost per share was the cost of our stock on the date of the agreement).

The preferred shares we own in BSI bear interest at the rate of 8% per annum, are convertible into a like number of common shares of BSI and have no super-voting or other voting rights. As a result of all of these transactions, we own approximately 24% of BSI as of the date of filing of this 10-QSB.

The Company has agreed to use its best efforts to register the shares it issued as a result of the above mentioned transactions, and has recently filed a Form SB-2 with the Securities and Exchange Commission to register approximately 3,395,000 of the aforementioned shares. It has also agreed to use its best efforts to file a registration statement covering the remaining 983,000 shares it is obligated to register no later than February 1, 2007. There are no penalties associated with these registration rights.

NOTE 4:-	OTHER RELATED PARTY TRANSACTIONS

During the quarters ended September 30, 2005 and 2006, the Company incurred various related party expenses for the following:

Description	2005	2006

Directors’ fees and liability insurance	44,915	43,001
Consulting fees	50,925	-

Totals	95,840	43,001

NOTE 5:	SIGNIFICANT CURRENT QUARTER EVENTS

In July 2006, Hila International, Inc., a subsidiary of HOMI, filed a Demand for Arbitration, and Statement of Claim with the American Arbitration Association. The claim is based on Hila’s allegation that BSI breached a Stockholders Agreement between Hila and BSI dated October 2001. Hila is seeking an award of its actual damages of $500,000, together with interest thereon, costs, disbursements and legal fees, as well as termination of the Stockholders’ Agreement and cancellation of Bartech’s equity shares in HOS.

Pursuant to agreements entered in June 2006 between HOMI UK Limited (the Company’s newly formed subsidiary) and two hotels in London, on July 1, 2006, the Company began to operate mini-bars in 406 rooms in such hotels. After the commencement of these contracts, the Company is now operating approximately 7,800 mini-bars in 22 hotels worldwide.

NOTE 6:	OTHER SIGNIFICANT SUBSEQUENT EVENTS

We intend to attempt to issue, in a private offering, a principal amount of up to $3 million in 8% Convertible Notes. In September 2006, we signed a Memorandum of Understanding (hereinafter - “MOU”) with another company whereby the other company will provide us with professional services to mobilize the necessary amount in return for a consideration of 10% commission on the amount raised. No amounts have been raised under this private placement memorandum to date.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
-------- ------------------------------------------

Item 24. Indemnification of Directors and Officers

Pursuant to Section 145 of the Delaware General Corporation Law, HOMI's Certificate of Incorporation provides that HOMI shall, to the fullest extent permitted by law, indemnify all directors, officers, incorporators, employees and agents of HOMI against liability for certain of their acts. HOMI's Certificate of Incorporation also provides that, with certain exceptions, no director of HOMI will be liable to HOMI for monetary damages as a result of certain breaches of fiduciary duties as a director. Exceptions to this include a breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, improper declaration of dividends and transactions from which the director derived an improper personal benefit.

The Certificate of Incorporation and the By-Laws of HOMI provide that HOMI shall indemnify its officers, directors and certain others to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the General Corporation Law of Delaware provides in pertinent part as follows:

(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of he corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsection (a) and (b) of this section (unless ordered by a court shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by he board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer of director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board deems appropriate.

(f) The indemnification and advancement of expense provided by, or granted pursuant to, the subsections of this section shall not be deemed exclusive of any other right to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors of otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under his section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporations as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans' references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and reference to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation, which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a persons.

In accordance with Section 102(b)(7) of the GCL, Article Seven of the Certificate of Incorporation of the Registrant eliminates the personal liability of the Company's directors to HOMI or its stockholders for monetary damages for breach of their fiduciary duties as a director, with certain exceptions set forth in said Section 102(b)(7).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of HOMI pursuant to the foregoing provisions or otherwise, HOMI has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution

The other expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows:

Securities and Exchange Commission
Registration Fee	$ 139.87
Legal Fees	$10,000.00
Accounting Fees	$3,000
Printing and Engraving	$1,000
Blue Sky Qualification Fees and Expenses	$0
Miscellaneous	$1,000.00
Transfer Agent Fee.	$500

TOTAL	$16,639.87

Item 26. Recent Sales of Unregistered Securities

All unregistered sales of securities during 2005 have been previously reported.

During the year ended December 31, 2005, we engaged a shareholder to provide certain consulting service under an agreement that allowed us to remunerate the consultant in cash and/or shares of our common stock. The initial agreement provided that the number of shares to be issued would be 37,500 per quarter; however this number of shares was subsequently reduced by 20% to 30,000 shares for the third and fourth quarters of 2005. Subsequent to December 31, 2005, we made the decision to satisfy the amount owed of $68,000 for such consulting services through the issuance of 135,000 shares of our restricted common stock.

On February 10, 2006, HOMI completed an offering of 6,000,000 shares of its common stock. Pursuant to the terms of this offering, for each 5.028 shares held as of the record date, existing shareholders of HOMI were able to purchase one new share of HOMI common stock at $0.25 per share. Shareholders subscribed for the full amount of shares providing HOMI with gross offering proceeds of $1,500,000.

HOMI relied on Rule 506 Section 4(2) and of the Securities Act of 1933 in this offering.

During the period March 1, 2006 to June 30, 2006, the Company entered into agreements with various shareholders of BSI to purchase 4,078,072 and 150,000 of BSI common and preferred shares, respectively. As consideration for these shares, the Company agreed to issue 4,078,072 and 180,000 shares of its restricted common stock to the sellers of the common and preferred shares, respectively (each share of preferred stock was exchanged for 1.2 shares of HOMI stock), and pay cash of $220,000. As of September 30, 2006 the Company had issued 3,305,714 shares of its common stock as consideration for these shares, and accordingly had an obligation to issue additional 952,358 shares of its common stock as of such date.

In addition to the above shares, on August 1, 2006 the Company signed an agreement to acquire 50,000 preferred shares of BSI from a BSI Stockholder. Using the proportional exchange rate of 1.2 shares of HOMI Common Stock for each share of BSI preferred stock, the Company issued 60,000 shares of its restricted common stock to acquire these preferred shares during the quarter ended September 30, 2006.

The preferred shares we own in BSI bear interest at the rate of 8% per annum, are convertible into a like number of common shares of BSI and have no super-voting or other voting rights. As a result of all of these transactions, we currently own approximately 24% of BSI.

(a)	Exhibits required by Item 601 of Regulation S-B

2.1	Acquisition Agreement between Benjamin Acquisitions, Inc. and Bartech Mediterranean International, Ltd. (1) (2)
3.1	Certificate of Incorporation (1) (2)
3.1A	Certificate of Amendment to Certificate of Incorporation(1) (2)
3.2	By-Laws (1) (2)
10.1	HOMI Israel-BSI Agreement for Israel, Jordan and Turkey (1) (3)
10.2	HOMI Israel-BSI Agreement for South Africa (1) (3)
10.3	HOS-BSI Stock Purchase Agreement((1) 3)
10.4	HOS-BSI Stockholders' Agreement (1) (3)
10.5	HOS-BSI Option (1) (3)
10.6	HOS Purchase Option Agreement (1) (3)
10.7	Bank Leumi Credit Agreement (1) (3)
10.8	Bank Leumi Promissory Note (1) (3)
10.9	Bank Leumi Security Agreement (1) (3)
10.10	Assignment by HOMI Israel to Protel Bilgisayar Limited Sirketi (1) (3)
10.11	Agreement between HOMI Israel and Intercontinental Hotels Corporation (1) (4)
10.12	Strategic Alliance between Bartech E.M.E.A SARL and HOMI (1) (6)
10.13	Consulting Agreement between HOMI Israel and Muscum Holding Corp. (1) (5)
10.14	Employment Agreement between HOS and Ariel Almog (1) (5)
10.15	Employment Agreement between HOS and Jacob Ronnel (1) (5)
10.16	Agreement with Rodia Mihali (1) (6)
10.17	Loan Agreement by and between HOMI and Jacky Ronnel dated December 1, 2003 (1) (7)
10.18	Loan Agreement by and between HOMI and Ariel Almog dated December 1, 2003(1) (7)
10.19	Loan Agreement by and between HOMI and Avraham Bahry and Rodia Mihali dated March 1, 2003(1) (7)
10.20	Financing Agreement between HOMI and Solog Mifalelei Srigah Ltd. dated February 28, 2005(9)
10.21	Financing Agreement between HOMI and Solog Mifalelei Srigah Ltd., as amended on May 17, 2005(10)
10.22	Loan Agreement by and between HOMI and Avraham Bahry and Rodia Mihali dated November 2004.
14.0	Code of Ethics(8)
21.0	Subsidiaries(3)
23.1	Auditor’s consent to use of opinion
24.1	Legal consent to use of opinion

(1)	Incorporated by reference.

(2)	Incorporated by reference from initial filing of registration statement on Form SB-2 filed July 7, 2002.

(3)	Incorporated by reference from Amendment No. 1 to registration statement on Form SB-2 filed October 15, 2002.

(4)	Incorporated by reference from Amendment No. 2 to registration statement on Form SB-2 filed January 21, 2003.

(5)	Incorporated by reference from Amendment No. 3 to registration statement on Form SB-2 filed July 3, 2003.

(6)	Incorporated by reference from Amendment No. 4 to registration statement on Form SB-2 filed August 6, 2003.

(7)	Incorporated by reference from Form 8-K filed April 8, 2004.

(8)	Incorporated by reference from Form 10-KSB filed on April 16, 2004.

(9)	Incorporated by reference from Form 8-k filed March 1, 2005

(10)	Incorporated by reference from Form 8-k filed May 19, 2005

Item 28. Undertakings

The registrant undertakes:

(1)	To file, during any period in which offers or sales are being made, post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the Effective Date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of managing underwriter;

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

Dated: January 12, 2007	By:	/s/Jacob Ronnel
Jacob Ronnel, President

In accordance with the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:
Dated: January 12, 2007	/s/Jacob Ronnel	Dated: January 15, 2007	/s/Ariel Almog
	Jacob Ronnel, President, Director		Ariel Almog, Secretary, Director

Dated: January 12, 2007	/s/Avraham Bahry	Dated: January 15, 2007	/s/Jules Polak
	Avraham Bahry, Director		Jules Polak, Director

Dated: January 12, 2007		Dated:
	Sigal Grinboim, Chief Financial Officer		Jacob Faigenbaum, Director

Dated:
Yoav Ronen, Director